Exhibit 99.1

STRATASYS LTD.

7665 Commerce Way Eden Prairie, Minnesota 55344-2020 952.937.3000	2 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel +972.74.745.4300

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Time and Date of Meeting	10:30 a.m. U.S. Central Time, on February 3, 2015

Place of Meeting	Stratasys NASH Building
9600 West 76th Street
Eden Prairie, Minnesota

Items of Business	(1)

To approve amendments (the “Amendments”) to our current Amended and Restated Articles of Association, as amended (our “Articles of Association”), that (i) reflect the expiration of the initial two-year term following the Objet Ltd.-Stratasys, Inc. merger, including the elimination of Class A Director and Class B Director classifications for members of our Board of Directors (the “Board”), (ii) provide procedures for shareholder proposals and shareholder nominations for directors at general meetings of our shareholders, in accordance with recently adopted regulations under the Israeli Companies Law, 5759-1999 (the “Companies Law”), (iii) reduce the quorum requirement for our general shareholder meetings to two or more shareholders holding twenty-five percent (25%) or more of the voting rights in our Company, as permitted under the Companies Law, and (iv) make conforming changes to the Articles of Association.

(2)

To elect each of Mr. S. Scott Crump, Mr. Elchanan Jaglom, Mr. Edward J. Fierko, Mr. Ilan Levin, Mr. John J. McEleney, Mr. David Reis and Mr. Clifford H. Schwieter to serve as a director of our Company until the 2015 annual general meeting of shareholders.

(3) To approve amendments to the compensation policy for the Company’s executive officers and directors, in accordance with the requirements of the Companies Law.

We will also transact such other business as may properly come before the Extraordinary Meeting or any postponement or adjournment thereof.

Our Board recommends a vote FOR each of the above Proposals.

Record Date

You are entitled to vote if you are a shareholder as of the close of business on January 2, 2015.

The Proposals and details with respect to the Extraordinary Meeting are described more fully in the enclosed proxy statement, which we are sending (together with this notice) to our shareholders and which we urge you to read in its entirety.  This notice, that proxy statement and a related form of proxy are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at our Company’s website, http://www.stratasys.com. The full text of the proposed resolutions, together with the form of proxy for the Extraordinary Meeting, may also be viewed beginning on January 8, 2015, at the registered office of our Company, 2 Holtzman Street, Science Park, Rehovot, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-74-745-4300.

Voting

Approval of each proposed action above requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal (excluding abstentions). The approval of Proposal 3 is also subject to satisfaction of one of the following, additional voting requirements:

•                   the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a personal interest in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•                   the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in our Company.

The vote of all Stratasys shareholders is important regardless of whether they attend the Extraordinary Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares that you own. You may vote shares that you own directly in person by attending the Extraordinary Meeting. You may also vote shares that you own directly by proxy by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and if you wish, you may attend the Extraordinary Meeting and vote in person even if you have previously signed a proxy. If you hold your shares via a broker, trustee or nominee, you may instruct them on how you want your shares voted. Specific instructions as to how to vote are set forth on the enclosed proxy card or voting instruction form provided by your broker, trustee or nominee.

By Order of the Board

S. Scott Crump

Chairman of the Board

Eden Prairie, Minnesota

December 29, 2014

This Notice of Extraordinary General Meeting of Shareholders was first published by our Company on or about December 29, 2014.

STRATASYS LTD.

7665 Commerce Way Eden Prairie, Minnesota 55344-2020 952.937.3000	2 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel +972.74.745.4300

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on February 3, 2015

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE EXTRAORDINARY GENERAL MEETING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed form of proxy because the Board of Directors (the “Board”) of Stratasys Ltd. (also referred to as “we”, “us”, the “Company” or our “Company”) is soliciting your proxy to vote your shares at an Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at 10:30 a.m., U.S. Central Time, on February 3, 2015, at the Stratasys NASH Building,9600 West 76th Street, Eden Prairie, Minnesota.

What items of business will be voted on at the Extraordinary Meeting?

(1)   The approval of amendments (the “Amendments”) to our current Amended and Restated Articles of Association, as amended (our “Articles of Association”), that (i) reflect the expiration of the initial two-year term following the Objet Ltd.-Stratasys, Inc. merger, including the elimination of Class A Director and Class B Director classifications for members of our Board of Directors (the “Board”), (ii) provide procedures for shareholder proposals and shareholder nominations for directors at general meetings of our shareholders, in accordance with recently adopted regulations under the Israeli Companies Law, 5759-1999 (the “Companies Law”), (iii) reduce the quorum requirement at our general meetings to two or more shareholders holding twenty-five percent (25%) or more of the voting rights in our Company, as permitted under the Companies Law, and (iv) make conforming changes to the Articles of Association .

(2)   The election of each of Mr. S. Scott Crump, Mr. Elchanan Jaglom, Mr. Edward J. Fierko, Mr. Ilan Levin, Mr. John J. McEleney, Mr. David Reis and Mr. Clifford H. Schwieter to serve as a director of our Company until the 2015 annual general meeting of shareholders.

(3)   The approval of amendments to the compensation policy for our executive officers and directors, in accordance with the requirements of the Companies Law.

We will also transact such other business as may properly come before the Extraordinary Meeting or any postponement or adjournment thereof.

How does the Board recommend that I vote?

Our Board recommends that you vote:

•                  FOR the adoption of the Amendments to our Articles of Association;

•                  FOR the election of each of Messrs. Crump, Jaglom, Fierko, Levin, McEleney, Reis and Schwieter as a director of our Company; and

•                  FOR the proposal to amend our compensation policy.

What is the quorum required in order to conduct business at the Extraordinary Meeting?

Under our Articles of Association (prior the Amendments proposed in Proposal 1), a quorum is constituted when there are present, in person or by proxy, at least two shareholders who hold, in the aggregate, at least a majority of the voting rights in our Company. A person holding a proxy may be deemed to be two or more shareholders for purposes of determining a quorum if such person holds the proxy of more than one shareholder.  If within one-half hour after the time appointed for the meeting, a quorum is not present, the Extraordinary Meeting will be adjourned to the same day, in the following week, at the same hour and at the same place, or to a later time and date if so specified in the notice of the meeting.  If such day falls on a statutory holiday (either in Israel or in the U.S.), the meeting will be adjourned to the first business day afterwards that is not a statutory holiday.  At such adjourned meeting, any two or more shareholders present in person or by proxy will constitute a quorum, regardless of the number of ordinary shares held by them.

What are the voting requirements to approve the proposals presented and how are votes counted?

The affirmative vote of the holders of a majority of the voting power represented at the Extraordinary Meeting in person or by proxy and voting thereon is necessary for the approval of each of the Proposals.

In addition, approval of Proposal 3 requires satisfaction of either of the following two voting requirements as part of the approval by an ordinary majority of the shares present and voting thereon:

•                  the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or

•                  the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). For these purposes, a shareholder is deemed to be a controlling shareholder if it possesses, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors or the chief executive officer of the Company.

A “personal interest” of a shareholder (i) includes an interest of any members of the shareholder’s (or the shareholder’s spouse’s) immediate family (or spouses of such family members) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, a “personal interest” of a proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

A controlling shareholder and a shareholder that possesses a personal interest are qualified to participate in the vote on Proposal 3; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest in the approval of Proposal 3, and failure to do so disqualifies the shareholder from participating in the vote on that proposal. Since it is highly unlikely that any of our public shareholders has a personal interest in Proposal 3 and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to Proposal 3.  If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest, and you wish to participate in the vote on Proposal 3, you should indicate controlling shareholder status or the existence of a personal interest on the enclosed proxy card and should furthermore contact our Vice President of Investor Relations by telephone at 952-294-3416 or by email at sglenn@stratasys.com, who will advise you as to how to submit your vote for that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of Proposal 3, you may also contact the representative managing your account, who could then contact our Vice President of Investor Relations on your behalf.

If you provide specific instructions (i.e., mark boxes), your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board. The proxy holders will vote in their discretion on any other matters that properly come before the Extraordinary Meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted.   In addition, if you hold shares beneficially in street name and you do not return the voting instruction form or otherwise instruct your broker how to vote (including via the Internet, if so indicated on your voting instruction form), your broker may not vote your shares in its discretion on the  proposals to be brought before the Extraordinary Meeting.

Where brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions (commonly referred to as “broker non-votes”), those shares will be included in determining the presence of a quorum at the Extraordinary Meeting, but are not considered “present” for the purposes of voting on non-discretionary matters. Such shares have no impact on the outcome of the voting on any proposal.

As described below in this proxy statement, the approval of the proposals is critical to our ability to achieve our business objectives.  We therefore urge all shareholders to participate in approval of the proposals in order to assure that we achieve the required majorities.

What shares can I vote?

Our only class of stock outstanding is ordinary shares, nominal value New Israeli Shekel (“NIS”) 0.01 per share (“ordinary shares”).  Each ordinary share outstanding as of the close of business on the record date, January 2, 2015, is entitled to one vote on all items of business at the Extraordinary Meeting.  You may vote all ordinary shares you owned at that time, which may be (a) shares held directly in your name as the shareholder of record or (b) shares held for you as beneficial owner through a broker, trustee or other nominee, such as a bank. On the record date, there were 50,922,737 ordinary shares outstanding and entitled to vote. There were 41 shareholders of record and approximately 126,000 beneficial owners on the record date. The closing price of the ordinary shares on that date, as quoted on the NASDAQ Global Select Market, was $81.05.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Most shareholders hold their shares through a broker or other nominee rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us. You may have stock certificates for those shares or they may be registered in book-entry form under the direct registration system. As the shareholder of record, you have the right to grant your voting proxy directly to our proxy holders or to vote in person at the Extraordinary Meeting. We have enclosed a proxy card for your use.

Beneficial Owner. If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Extraordinary Meeting.

Since a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Extraordinary Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Extraordinary Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

How can I vote my shares in person at the Extraordinary Meeting?

Shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Extraordinary Meeting. Shares held beneficially in street name may be voted on a ballot only if you bring a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instruction form as described below so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

How can I vote my shares without attending the Extraordinary Meeting?

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Extraordinary Meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. For directions on how to vote, please refer to the instructions below and those on the proxy card or voting instruction form provided to you.

You may cast your vote by proxy as follows:

Shareholders of record may vote by completing, signing, dating and mailing the enclosed proxy card in the accompanying pre-addressed, postage paid envelope. Beneficial owners may vote by completing, signing and dating the voting instruction forms provided by their brokers, trustees or nominees and mailing them in the enclosed pre-addressed envelope. Beneficial owners may also be able to utilize the control number appearing on their voting instruction form to submit their voting instructions to their brokers, trustees or nominees by other means, including via the Internet, if so indicated on their voting instruction form.

Is the proxy statement available electronically?

This proxy statement is available on our website at www.stratasys.com.  In addition, we have filed a report on Form 6-K with the Securities and Exchange Commission (the “SEC”) that includes this proxy statement as an exhibit.  You can obtain the Form 6-K at the SEC’s website at www.sec.gov.

Can I change my vote?

If you are a shareholder of record and have submitted a proxy card, you can change your vote by attending the Extraordinary Meeting and voting in person. Attendance at the Extraordinary Meeting will not cause your previously granted proxy to be revoked, unless you vote again. You may also revoke your proxy at any time before it is voted by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.  Broadridge must receive any such revocation of proxy by 5:00 p.m., U.S. Eastern Time, on February 2, 2015, for it to be effective.

If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Extraordinary Meeting and voting in person.

What happens if additional matters are presented at the Extraordinary Meeting?

Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Extraordinary Meeting. If you grant a proxy, the persons named as proxy holders, Mr. Shane Glenn and Ms. Susan Camuel, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Extraordinary Meeting in accordance with their best judgment.

Who will count the votes?

A representative of Stratasys Ltd. will act as the inspector of election to tabulate the votes cast at the Extraordinary Meeting.

Who will pay the costs of soliciting votes for the Extraordinary Meeting?

We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Extraordinary Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our ordinary shares.

Where can I find the voting results of the Extraordinary Meeting?

We expect to announce preliminary voting results at the Extraordinary Meeting and publish final results in a report on Form 6-K to be furnished to the SEC after our Extraordinary Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, on our website, www.stratasys.com, or at the SEC’s website, www.sec.gov.

Is a list of shareholders who are entitled to vote at the Extraordinary Meeting available?

The Companies Law does not require us to make a list of our shareholders available at or before a general meeting of shareholders.  Therefore, no list of shareholders will be available at or before the Extraordinary Meeting.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Extraordinary Meeting, please read this proxy statement and promptly vote your shares by completing, signing, and dating your enclosed proxy or voting instruction form and returning it in the enclosed envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 3, 2015

This proxy statement is available for viewing, printing

and downloading at www.stratasys.com.

You may also request a copy of the materials relating to the Extraordinary Meeting, including this proxy statement and form of proxy for the Extraordinary Meeting by contacting our Vice President of Investor Relations by telephone at 952-294-3416 or by email at sglenn@stratasys.com.

PROPOSAL 1

APPROVAL OF AMENDMENTS TO AMENDED AND
 RESTATED ARTICLES OF ASSOCIATION

Our Board has approved certain amendments to our Articles of Association (the “Amendments”) that (i) reflect the expiration of the initial two-year term following the Objet Ltd.-Stratasys, Inc. merger (the “Merger”), including the elimination of Class A Director and Class B Director designations for members of the Board, (ii) provide procedures for shareholder proposals and shareholder nominations for directors at general meetings of our shareholders, in accordance with recently adopted regulations under the Companies Law, (iii) reduce the quorum requirement for our general meetings to two or more shareholders holding twenty-five percent (25%) or more of the voting rights in our Company, as permitted under the Companies Law, and (iv) make conforming changes to the Articles of Association.

If the Amendments are approved by our shareholders, the Amendments will become effective upon approval.

Elimination of Merger-Related Provisions (Including Board Members’ Classification).

Article 74.1 of our Articles of Association (“Article 74.1”) provides that the number and identity of directors as in effect on December 1, 2012, the effective time of the Merger, shall remain unchanged for an Initial Term that ended on December 1, 2014 (the “Initial Term”).  At the effective time of the Merger, our Board consisted of four Class A Directors appointed by Objet, one of whom was an external director under the Companies Law; four Class B Directors appointed by Stratasys, Inc.; and one Class B Director who was an external director appointed by Stratasys, Inc. and approved by Objet. Article 74.1 also provides that the term and the procedure for election of each external director shall be as mandated by and subject to the Companies Law.  On June 21, 2013, our shareholders approved an amendment to the Articles of Association that provided for a tenth director, who is neither a Class A Director nor a Class B Director, and who was to be elected by the shareholders at our 2013 and 2014 annual general meetings.

Article 75.1 of our Articles of Association (“Article 75.1”) provides that after the Initial Term, our Board shall consist of between seven and eleven Directors, as determined by the Board, including two external directors for as long as we are a public company under the Companies Law.  Under Article 75.1, our Board, acting by a majority vote, will select the persons to be nominated for election as directors at each annual general meeting of shareholders, and the directors will not be divided into classes as had been the case during the Initial Term.  In light of the expiration of the Initial Term, our Board has approved the Amendments to our Articles of Association to eliminate the provisions that are specific to the Initial Term, including division of our Board into classes of directors.

The Amendments provide for the following with respect to the election and composition of the Board:

•                  The elimination of the division of the Board into Class A Directors and Class B Directors.

•                  The deletion of the provision for a separate tenth unclassified director.

•                  The deletion of the provision that during the Initial Term, a Class A Director may only be removed by the unanimous vote of all other Class A Directors, and a Class B Director may only be removed by the unanimous vote of all other Class B Directors.

•                  The deletion of the provision that the Class A Directors will fill any vacancy in the office of a Class A Director, and the Class B Directors will fill any vacancy in the office of a Class B Director.

•                  The deletion of the provision that each committee of the Board will have an equal number of Class A Directors and Class B directors, unless otherwise agreed in writing by a majority of the Board.

•                  The deletion of the provisions requiring the vote of 75% of the voting power in our Company to approve an amendment to the foregoing provisions with respect to the classified Board.

The Amendments also delete additional terms under the Articles of Association that were only applicable during the Initial Term following the Merger.  Those terms are summarized under “Additional Conforming Amendments” below.

Procedure for Shareholder Proposals

In conformity with recently adopted regulations under the Companies Law, the Amendments to our Articles of Association that were approved by our Board also add provisions that govern how shareholders can make proposals to be considered at a general meeting of shareholders and nominate persons for election to our Board at annual general meetings of shareholders.

Shareholder Proposals Other Than Nominations.  The proposed Amendments add a new Article 56 to the Articles of Association (“Article 56”) that provides that one or more shareholders holding at least one percent of the voting rights of our Company (a “proposing shareholder”) may make a request to include a matter on the agenda of a general meeting of shareholders, provided that the Board determines that the matter is appropriate to be considered at a general meeting (a “Proposal Request”).  The Proposal Request must be timely delivered in accordance with applicable law, comply with the requirements of the Articles of Association, and otherwise satisfy any applicable stock exchange rules and regulations.  In addition to any information required by applicable law or stock exchange rules, the Proposal Request must include the following:

•                  The name, address, telephone number, fax number and email address of the proposing shareholder and, if an entity, the names of its controlling or managing persons.

•                  The number of shares held directly or indirectly by the proposing shareholder, accompanied by evidence satisfactory to the Company of the record holding of such shares by the proposing shareholder and a representation that the proposing shareholder intends to appear in person or by proxy at the meeting.

•                  The matter to be included and all information relating to the matter, including the reason it is proposed, the text of the proposed resolution, and the text of any supporting statement.

•                  A description of any arrangement between the proposing shareholder and any other person in connection with the proposal, naming each such person and indicating whether any of them has a personal interest in the matter, and if so, a description of the nature of the interest.

•                  A description of all Derivative Transactions (as described below) by the proposing shareholder during the preceding 12 months.

•                  A declaration that all information required by the Companies Law, other applicable law, any stock exchange rules, and the Articles of Association has been provided.

The Board may, at its discretion, request additional information it considers to be necessary to include the matter on the agenda for a general meeting.  In addition, the required information must be updated as of (i) the record date of the general meeting, (ii) five business days before the general meeting and (iii) three business days before the date of the general meeting, and any adjournments or postponements thereof.

For purposes of the Amendments, a “Derivative Transaction” means any agreement or arrangement directly or indirectly on behalf of the proposing shareholder (i) the value of which is derived from any class or series of our securities; (ii) which otherwise provides any direct or indirect opportunity to gain in any gain derived from the value of our securities; (iii) the effect or intent of which is to mitigate loss deriving from a change in the value or price of our securities; or (iv) which, directly or indirectly, provides the right to vote or increase or decrease the voting power of the proposing shareholder.

Shareholder Nominations.  Existing Article 75.2 of our Articles of Association (“Article 75.2”) provides that shareholders who are entitled under applicable law to propose candidates for election as directors must propose such candidates in writing to the Company by January 31 of the calendar year in which the upcoming annual general meeting will be convened.  The Amendments delete those provisions of Article 75.2 and add a new Article 75.3 to the Articles of Association (“Article 75.3”) that establishes the procedure under which a shareholder may make a request to include on the agenda of an annual general meeting the nomination of a person to be proposed to the shareholders for election as a director (an “Alternate Nominee”).

New Article 75.3 provides that a proposing shareholder must comply with the general provisions for shareholder proposals in Article 56, as described above, as well as provide the following additional information set forth in Article 75.3:

•                  The name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee.

•                  A description of all arrangements between the proposing shareholder and the Alternate Nominee.

•                  A declaration signed by the Alternate Nominee that he or she consents to be named in the Company’s notices and proxy materials and, if elected, to serve on the Board and to be named in the Company’s disclosure materials.

•                  Any declaration required by the Companies Law and any other applicable law and stock exchange rules for his or her appointment, signed by the Alternate Nominee, and an undertaking that all information required under applicable law and stock exchange rules to be provided to the Company in connection with his or her appointment, including information required by the SEC, has been provided.

•                  A declaration as to whether the Alternate Nominee satisfies the criteria for an external director under the Companies Law and any other applicable law or regulation, and if not, an explanation of why not.

•                  Any other information required by applicable law, rules or regulations.

The proposing shareholder will also be required to provide any additional information that the Company may request.  The Board may reject any Alternate Nominee if the nomination does not satisfy the foregoing requirements.

Reduction of Quorum Requirement

Existing Article 57 of our Articles of Association requires the presence, in person or by proxy, of two or more shareholders holding at least a majority of the voting rights in our Company for a quorum to be deemed present at a general meeting of our shareholders. In order to ensure that a quorum is present at our shareholder meetings to enable us to conduct business and facilitate the approval of important matters that require shareholder approval under Israeli law, NASDAQ listing requirements or other applicable regulatory requirements, our Board is proposing a reduction in that percentage from a majority to twenty-five percent (25%), as is permitted under the Companies Law.

Additional Conforming Amendments

In addition to the foregoing amendments to the Articles of Association, the Amendments include the following conforming revisions to the Articles of Association, all of which delete terms that were relevant only during the Initial Term:

•                  Deletion of references to the Merger, the Merger Agreement, Stratasys, Inc., the Company’s Prior Articles (as in effect before the Merger), the Initial Term and the Effective Time of the Merger.

•                  Deletion of the provision that S. Scott Crump will serve as the Chairman of the Board of Directors during the Initial Term.

•                  Deletion of the provision that Elchanan Jaglom will become the Chairman of the Board of Directors if there is a vacancy in the Chairman of the Board of Directors during the Initial Term.

•                  Deletion of the provision that David Reis will serve as our CEO until the end of the Initial Term.

•                  Deletion of the provision describing the required composition and quorum for proceedings of the Executive Committee of the Board.

Amended and Restated Articles of Association

The Amendments will be effected by the adoption of Amended and Restated Articles of Association, a copy of which is attached to this proxy statement as Appendix A, which is marked to show the changes to be effected to our Articles of Association by the Amendments.  The description of the Amendments above is qualified in its entirety by reference to the full text of the proposed Amended and Restated Articles of Association attached as Appendix A.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that the Stratasys Ltd. Amended and Restated Articles of Association, as amended through February 2, 2015, be, and they hereby are, amended and restated in their entirety as set forth in Appendix A to the Proxy Statement with respect to the Extraordinary General Meeting of Shareholders held on February 3, 2015.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of Amended and Restated Articles of Association that implement the Amendments to our current Articles of Association.  The affirmative vote of holders of a majority of the voting power represented at the Extraordinary Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 1.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution adopting Amended and Restated Articles of Association that amend our Articles of Association as described in Proposal 1 of this proxy statement.

PROPOSAL 2

ELECTION OF DIRECTORS

Article 74.2 of our Articles of Association (“Article 74.2”) requires our Company to convene a general meeting of shareholders within 60 days after the second anniversary of the effective date of the Merger, December 1, 2014, for the purpose of electing directors to serve until the next annual general meeting of shareholders.  Under Article 74.2, between seven and eleven nominees are to be chosen by a majority of the Board, including the affirmative vote of two Class A Directors and two Class B Directors, in each case who are not external directors.  On December 22, 2014, our Board unanimously set the number of directors constituting the Board at ten and renominated all of the existing directors (other than the unclassified director and the external directors, who are not required to stand for election at this meeting, as described below) for reelection as directors until our 2015 Annual General Meeting of Shareholders, which is expected to be held in mid-2015.

Each of the nominees has served as either a Class A Director or a Class B Director of our Company from the effective date of the Merger, December 1, 2012, until the present time.

Three current directors are not subject to election at the Extraordinary Meeting: Ms. Ziva Patir, our unclassified director, who was elected at our 2014 Annual General Meeting of Shareholders to serve until our 2015 Annual General Meeting of Shareholders; and our two external directors, Mr. Eyal Desheh and Mr. Victor Leventhal, who are in the middle of the three-year term that they serve in accordance with the provisions of the Companies Law.

The following table sets forth information regarding our directors as of the date of this proxy statement:

Name	Age	Position
S. Scott Crump	61	Chairman of the Board of Directors and Chief Innovation Officer
Elchanan Jaglom	73	Chairman of the Executive Committee and Director
Eyal Desheh	62	External Director
Edward J. Fierko	73	Director
Victor Leventhal	70	External Director
Ilan Levin	49	Director
John J. McEleney	52	Director
Ziva Patir	65	Director
David Reis	54	Chief Executive Officer and Director
Clifford H. Schwieter	67	Director

Messrs. Fierko, McEleney, Schwieter, Desheh, and Leventhal, and Ms. Patir are independent directors in accordance with the rules of the NASDAQ Stock Market.

Persons Being Considered for Election at the Extraordinary Meeting

S. Scott Crump, who has served as our Chairman of the Board since the Stratasys-Objet Merger and as our Chief Innovation Officer since February 2013, previously served as Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys-Objet Merger, and as Chief Financial Officer of Stratasys, Inc. from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. During the period from 1982 to 1988, Mr. Crump was a co-founder and Vice President of Sales of IDEA, Inc., which later changed its name to SI Technologies, Inc., a leading manufacturer of force, load and pressure transducers. Mr. Crump continued to be a director and shareholder of that company until its sale to Vishay Intertechnologies, Inc. (NYSE: VSH) in April 2005. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.

Elchanan Jaglom has served as Chairman of the Executive Committee of our Company since the Stratasys-Objet Merger. Prior to that time, he served as Chairman of Objet’s board of directors from 2001 until the Stratasys-Objet Merger. Mr. Jaglom also served as the Chairman of Diamond Capital Management Ltd., the investment manager of the Diamond Group of investment funds, until January 2, 2014. In parallel to his involvement with these entities, Mr. Jaglom has been involved in investment management of funds, private equity and venture capital investment since the early 1980s, focusing primarily on early-stage technology companies. He is currently a member of the Board of Trustees of the Tel Aviv Museum of Art and the Ben Gurion University of the Negev. He holds a bachelor’s degree in economics and statistics from the Hebrew University in Jerusalem and an M.B.A. from New York University.

Edward J. Fierko, who has served as a director of our Company since the Stratasys-Objet Merger, also served in that capacity for Stratasys, Inc. from February 2002 until the Merger.  Mr. Fierko serves as a member of the Audit Committee of our Board.  Since May 2003, Mr. Fierko has been President of EJF Associates, a consulting firm. From March 2003 to May 2003, Mr. Fierko was Vice President of GE Osmonics, Inc., a manufacturer of reverse osmosis water filtration devices. From November 1999 through February 2003, he served as President and Chief Operating Officer of Osmonics, and from November 1998 to September 1999 he served as Executive Vice President of Osmonics. From September 1987 to August 1998, Mr. Fierko was President and CEO of Ecowater International, a holding company with operating companies in the water, waste and special process treatment industry. Prior to that, Mr. Fierko held several management positions over a 23-year career at General Electric Company (NYSE: GE). He holds a B.S. in Accounting from La Salle University.

Ilan Levin has served as a director of our Company since 2000. Mr. Levin was appointed as President and Vice Chairman of the Objet board in February 2011, in which position he remained until the Stratasys-Objet Merger.  He has been involved in venture capital and private equity investment activity since 1997, acting as a member of the board of directors and as an advisor for a wide variety of technology-related companies, as well as a director for Vision Sigma Ltd. (TLV: VISN:IT). From 2003 through 2009, he served as Chief Executive Officer of CellGuide Ltd. He holds a B.A.Sc. from the University of Toronto and an LL.B. from Tel Aviv University.

John J. McEleney, who has served as a director of our Company since the Stratasys-Objet Merger, served as a director of Stratasys, Inc. from 2007 until the Stratasys-Objet Merger.  Mr. McEleney serves as a member of the Executive Committee of our Board.  He is the Chief Executive Officer of Onshape Inc. a venture backed start-up company focused on applying modern computing to the 3D product design market. Prior to Onshape, he was the Chief Executive of Cloud Switch, which was acquired by Verizon. He served as a director of SolidWorks Corporation, a wholly owned subsidiary of Dassault Systemes S.A. (NASDAQ: DASTY), from June 2000 to May 2008, and also served as its Chief Executive Officer from 2001 until June 2007. Mr. McEleney joined SolidWorks in 1996, serving in several capacities, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several key management positions at CAD software pioneer Computervision and at defense contractor Raytheon. Mr. McEleney also serves as a director of Newforma, a privately held software company. He holds a B.S. in Mechanical Engineering from the University of Rochester, an M.S. in Manufacturing Engineering from Boston University and an M.B.A. from Northeastern University.

David Reis has served as our (and, prior to the Stratasys-Objet Merger, as Objet’s) Chief Executive Officer since March 2009 and as a director since June 2013. He also served as a director of Objet from 2003 until the Stratasys-Objet Merger.  Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (NASDAQ & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion/Israel Institute of Technology and an M.B.A. from the University of Denver.

Clifford H. Schwieter has been a director of our Company since the Stratasys-Objet Merger, after having served in that same capacity for Stratasys, Inc. from 1994 until the merger. Since 2009, Mr. Schwieter has been the President and a Managing Director of C.H. Schwieter and Associates, LLC, a management and financial consulting firm; he also served in that capacity from 1994 to 2002. From 2002 to 2009, Mr. Schwieter was the President and Chief Executive Officer of Concise Logic, Inc., a software development company focused on semiconductor design tools. From July 1992 to March 1994, he served as President, Chief Executive Officer and a director of Centric Engineering Systems, Inc., which was engaged in the development of mechanical design and analysis software for computing systems ranging from workstations to mainframes and massively parallel networked computing environments. Mr. Schwieter was Vice President and General Manager of the Electronic Imaging Systems Division of the DuPont Company (NYSE: DD) from 1986 to 1991. From 1971 to 1986, Mr. Schwieter was with the General Electric Company (NYSE: GE), where he served as Vice President of GE’s Calma Company from 1985 to 1986 and was responsible for that subsidiary’s worldwide business in the mechanical design and factory automation arena. He was President and Representative Director of GE Industrial Automation, Ltd., a joint venture between GE and C. Itoh & Company located in Tokyo, from 1982 to 1985. He holds a B.S. in Industrial Management from the University of Cincinnati.

Continuing Directors Not Subject to Election at the Extraordinary General Meeting

Eyal Desheh serves as an external director of our Company.  His appointment to that position was effective upon the closing of the Stratasys-Objet Merger, on December 1, 2012, and was ratified by our shareholders in February 2013.  Mr. Desheh serves as the Chairman of the Audit Committee of our Board and a member of the Compensation Committee.  Mr. Desheh currently serves as Chief Financial Officer of Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), a global pharmaceutical and drug company, and also served in that capacity from July 2008 to October 2013 (with the additional title of Group Executive Vice President since 2012). From October 2013 to February 2014, Mr. Desheh served as Acting President and Chief Executive Officer of Teva. From 2000 until 2008, he served as Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. (NASDAQ:CHKP), a global leading provider of network security solutions. From 1996 until 2000 he served as CFO of Scitex Corporation Ltd. (NASDAQ & TASE: SCIX), and from 1989 until 1996, he served as deputy CFO of Teva Pharmaceuticals Ltd. Mr. Desheh holds a B.A. in Economics and an M.B.A. in Finance, both from the Hebrew University in Jerusalem.

Victor Leventhal serves as an external director of our Company.  His appointment to that position was effective upon the closing of the Stratasys-Objet Merger, on December 1, 2012, and was ratified by our shareholders in February 2013. Mr. Leventhal serves as the Chairman of the Compensation Committee of our Board.  Mr. Leventhal has served as a consultant to SolidWorks Corporation, a 3D CAD software company, since 2006. From 2001 to 2006, he was a Group Executive for Dassault Systemes S.A. (NASDAQ: DASTY), the parent company of SolidWorks, where he served on the Global Management Committee. From 1995 to 2001, Mr. Leventhal was the Chief Operating Officer of SolidWorks, where he was responsible for growing the business from its inception. From 1990 to 1995, Mr. Leventhal was the Chief Executive Officer of CAD Solutions, LLC, a leading reseller of 2D and 3D CAD products, which he helped grow from a $5 million company to a $32 million company. From 1985 to 1990, he held numerous executive positions, including serving as the Executive Vice President of Computerland, the largest computer retailer at the time, where he was responsible for franchise development, major account sales, marketing, training, purchasing and vendor relations. Prior to that time, he held various administrative, operations, marketing and financial positions at IBM for 18 years.  He has also served on the boards of directors of Solido, a 3D printing company, Graphisoft, an architectural software company, and 3D Express, a startup company in the rapid prototyping industry. Mr. Leventhal received a B.B.A. from the University of Texas.

Ziva Patir has served as a director of our Company since June 2013, when she was elected as an unclassified director pursuant to an amendment to our Articles of Association that was adopted in June 2013.  Ms. Patir serves as a member of the Compensation Committee of our Board.  Since February 2014, Ms. Patir has served on the board of directors of ELTA Systems Ltd., an Israeli provider of defense products and services. She also serves as a member of the board of Lahav at Tel-Aviv University, the leading provider of executive education in Israel, a position that she has held since 2003. Ms. Patir served as the Vice President of Standards, Policy and Sustainability for Better Place, an infrastructure electrical vehicles company providing technology design and service for switchable battery cars, a position that she held from 2008 until May 2013. From 2008 to 2010, she served as Chair of the Board of the Road Safety Authority (RSA) in Israel. From 1996 to 2008, Ms. Patir held the position of Director General of the Standard Institution of Israel (SII). From 1985 to 1996, Ms. Patir served as the Director of the Quality and Certification Division of SII and held various managerial positions in the Industry and Standardization Divisions from 1976 to 1985. From 2004 to 2008, Ms. Patir served as Vice President of the International Organization for Standardization (ISO), as well as chair of the Technical Management Board, leading overall management of ISO technical work. ISO is the world’s largest developer and publisher of international standards. From 1998 to 2000, Ms. Patir was a member of the International Electrotechnical Commission Council Board. Ms. Patir is a Certified Quality Engineer and holds a B.Sc. in Chemistry from Tel-Aviv University and a M.Sc. in Chemistry/Polymer Science from the Weizmann Institute of Science.

Additional Information Regarding Our Board and Corporate Governance

Item 6C of our 2013 Annual Report on Form 20-F, which was filed with the SEC on March 3, 2014 (our “2013 Annual Report”), contains additional information regarding our Board, its committees and our corporate governance practices.  We encourage you to review that Item of our 2013 Annual Report to obtain additional information regarding our Board.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Extraordinary Meeting:

RESOLVED, that the election of Mr. S. Scott Crump as a director of Stratasys Ltd., effective from the date hereof, until the 2015 annual general meeting of shareholders, and until his successor is duly elected and qualified, or until his earlier resignation or removal, be, and hereby is, approved in all respects; and be it

RESOLVED FURTHER, that the election of Mr. Elchanan Jaglom as a director of Stratasys Ltd., effective from the date hereof, until the 2015 annual general meeting of shareholders, and until his successor is duly elected and qualified, or until his earlier resignation or removal, be, and hereby is, approved in all respects; and be it

RESOLVED FURTHER, that the election of Mr. Edward J. Fierko as a director of Stratasys Ltd., effective from the date hereof, until the 2015 annual general meeting of shareholders, and until his successor is duly elected and qualified, or until his earlier resignation or removal, be, and hereby is, approved in all respects; and be it

RESOLVED FURTHER, that the election of Mr. Ilan Levin as a director of Stratasys Ltd., effective from the date hereof, until the 2015 annual general meeting of shareholders, and until his successor is duly elected and qualified, or until his earlier resignation or removal, be, and hereby is, approved in all respects; and be it

RESOLVED FURTHER, that the election of Mr. John J. McEleney as a director of Stratasys Ltd., effective from the date hereof, until the 2015 annual general meeting of shareholders, and until his successor is duly elected and qualified, or until his earlier resignation or removal, be, and hereby is, approved in all respects; and be it

RESOLVED FURTHER, that the election of Mr. David Reis as a director of Stratasys Ltd., effective from the date hereof, until the 2015 annual general meeting of shareholders, and until his successor is duly elected and qualified, or until his earlier resignation or removal, be, and hereby is, approved in all respects; and be it

RESOLVED FURTHER, that the election of Mr. Clifford H. Schwieter as a director of Stratasys Ltd., effective from the date hereof, until the 2015 annual general meeting of shareholders, and until his successor is duly elected and qualified, or until his earlier resignation or removal, be, and hereby is, approved in all respects.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the election of directors. The affirmative vote of holders of a majority of the voting power represented at the Extraordinary Meeting in person or by proxy and voting thereon is necessary for the election of each nominee to serve as a director.

Board Recommendation

The Board recommends a vote FOR the foregoing resolutions electing Messrs. Crump, Jaglom, Fierko, Levin, McEleney, Reis, and Schwieter, respectively, as directors of Stratasys Ltd.

PROPOSAL 3

APPROVAL OF AMENDMENTS TO THE COMPENSATION POLICY

FOR EXECUTIVE OFFICERS AND DIRECTORS

Under a December 2012 amendment to the Companies Law (“Amendment No. 20”), the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders.  The term “office holder,” as defined in the Companies Law, includes directors and most executive officers. At our Company, our chief executive officer (the “CEO”), chief financial officer and executive vice presidents, along with our directors, are considered our office holders.

On August 5, 2013, following the recommendation of the compensation committee, our Board approved the Stratasys Ltd. Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), in accordance with the provisions of Amendment No. 20, and our shareholders approved the Compensation Policy on September 12, 2013.

The Compensation Policy provides, among other things, that our compensation committee and our Board, in their discretion, can grant fixed one-time cash or equity-based awards to executive officers upon their recruitment or promotion.  The Compensation Policy also provides, however, that the total monetary grant date fair value of all equity-based awards that may be granted during any year, including such one-time awards, is US$1 million for an executive officer other than the CEO and US$4 million for the CEO.

In light of and the expansion of our operations, due in part to the acquisitions that we have consummated, since our Compensation Policy was originally adopted in 2013, we desire to attract additional high quality individuals with significant experience and talent to fill senior management positions.  Given the limitations in the Compensation Policy regarding equity based awards, we are limited in our ability to grant equity-based awards that are competitive compared to the policies and practices of companies competing for such experienced and talented individuals.  Many of the individuals who we recruit for senior management positions have compensation packages under their current employment arrangements that are substantially greater than those that we are able to offer under our present Compensation Policy.  In addition, many of them would be required to forego substantial future compensation from their current employers to join our Company.  To address this issue, our compensation committee has recommended, and our Board has approved, amendments to our Compensation Policy to increase the monetary value of equity-based grants that we can award in any year and to exclude one-time equity-based awards granted upon recruitment or promotion from the annual limitation.

The proposed amendments would permit us to make one-time equity-based grants, in addition to annual and other periodic grants, in an amount equal to the economic value of options to purchase 300,000 ordinary shares calculated on the basis of a customary market-accepted valuation formula, such as Black-Scholes.  The proposed amendments would also permit us to make discretionary annual and other periodic grants of equity-based compensation having a monetary value of up to US$6 million to an executive officer, including the CEO.

In their consideration of the proposed amendments, our compensation committee and Board reviewed the compensation policies and practices of other comparable companies and obtained a survey and recommendation from Semler Brossy Consulting Group, LLC, an independent executive compensation consulting firm, with respect to the compensation that would be payable to our senior executives under the proposed revision to our Compensation Policy.  Based on their review, our compensation committee and our Board have concluded that the amendments to our Compensation Policy will enable us to offer compensation packages to senior management personnel that are comparable to companies that are similar to our Company.  Our Board believes that increasing the value of equity-based compensation that we can award in order to attract and retain high quality individuals to serve as executive officers is critical to maintaining and enhancing our competitive position in the marketplace.

A copy of the Compensation Policy as amended by the proposed amendments, showing the changes made to the current Compensation Policy, is attached as Appendix B.  The description of the amendments above is qualified in its entirety by reference to the full text of the proposed Amended and Restated Compensation Policy attached as Appendix B.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that, in compliance with the requirements of the Israeli Companies Law, 5759—1999, the Stratasys Ltd. Amended and Restated Compensation Policy for Executive Officers and Directors, dated December 22, 2014, in the form attached as Appendix B to the proxy statement with respect to Extraordinary General Meeting of Shareholders held on February 3, 2015, and as previously approved by the  Board of Directors at the recommendation of the compensation committee, be, and the same hereby is, approved.

Required Vote

The approval of Proposal 3 to amend the Compensation Policy requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to Proposal 3, excluding abstentions.  Furthermore, under the Companies Law, the approval of Proposal 3 requires that either: (i) the foregoing majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders (that is, shareholders who lack an interest in approval of the Compensation Policy), who are present in person or by proxy and who vote on the proposal; or (ii) the total votes cast against the proposal by such non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

Each shareholder voting at the Extraordinary Meeting or submitting the accompanying proxy card or voting instruction form with respect to Proposal 3 (whether voting “FOR” or “AGAINST”) will be deemed to be confirming that he, she or it is not a “controlling shareholder” and that he, she or it does not have a “personal interest” (in each case, as defined in the Companies Law and described above) in the approval of the Compensation Policy.

If you believe that you are a controlling shareholder or have such a personal interest, you should indicate the existence of a personal interest on the enclosed proxy card and should furthermore  contact Shane Glenn, our Vice President of Investor Relations, at 952-294-3416 or at sglenn@stratasys.com, for instructions as to how to submit your proxy with respect to this proposal. Please also see the “Questions and Answers” section above, in the subsection titled “What are the voting requirements to approve the proposals presented and how are votes counted?” for further information.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the proposal to amend our Compensation Policy.

ADDITIONAL INFORMATION

Our 2013 Annual Report, which was filed with the SEC on March 3, 2014, is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of our website at www.stratasys.com. In addition, on December 29, 2014, we issued a press release and furnished a related report on Form 6-K giving notice of the Extraordinary Meeting.  Shareholders may obtain a copy of these documents without charge at www.stratasys.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

Eden Prairie, Minnesota

January 6, 2015

Appendix A

ARTICLES OF ASSOCIATION

OF

STRATASYS LTD.

A COMPANY LIMITED BY SHARES

UNDER THE COMPANIES LAW - 1999

1.                            INTERPRETATION.

1.1.                            In these Articles, unless the context requires another meaning the words in the first column of the following table shall have the meanings set opposite them in the second column:

“Articles”	these Articles of Association, as amended from time to time by a Resolution (as defined below);

“Auditors”	the auditors of the Company;

“Board of Directors” or the “Board”	all of the directors of the Company~~, including elected directors and the chairman,~~ holding office pursuant to these Articles, including alternates, substitutes or proxies;

~~“Cause”~~

~~shall mean any of the following: (A) conviction (including conviction on a nolo contendere plea) of (i) a crime involving the commission by an Office holder of a felony or (ii) a criminal act intended to result directly or indirectly in substantial gain or personal enrichment to an Office Holder at the expense of the Company, but excluding any such conviction that results solely from such Office Holder’s title or position with the Company and is not based on his or her personal conduct; or (B) willful misconduct or gross negligence in connection with the business of the Company or an affiliate that results in material damage to the Company or the affiliate or to their respective businesses, whether monetary or otherwise;~~

“Chief Executive Officer”	chief executive officer of the Company;

“Chairman of the Board of Directors”	as defined in Article 79;

~~“Class A Directors”~~	~~all of the directors of the Company appointed by Objet under the Merger Agreement, which classification is applicable only during the Initial Term;~~

~~“Class B~~

~~Directors”~~	~~all of the directors of the Company appointed by Stratasys under the Merger Agreement, which classification is applicable only during the Initial Term;~~

~~“Class A External Director”~~

~~the External Director nominated by Objet pursuant to the terms of the Merger Agreement and any successor person nominated by the Class A Directors as an External Director in accordance with these Articles;~~

~~“Class B External Director”~~

~~the External Director nominated by Stratasys pursuant to the terms of the Merger Agreement and any successor person nominated by the Class B Directors as an External Director in accordance with these Articles;~~

“Companies Law” or the “Law”	the Companies Law, 5759-1999, of the State of Israel, as amended from time to time, or any other law which may come in its stead, including all amendments made thereto;

“Company”	Stratasys Ltd~~., which was named Objet Ltd. prior to the Effective Time;~~.;

~~“Effective Time”~~	~~the closing of the Merger as defined in the Merger Agreement, at which time these Articles shall first become effective.~~

~~“Elected Director/s”~~	~~a member or members of the Board of Directors elected to hold office as director(s);~~

“External Directors”	as defined in the Companies Law;

“General ~~Meetings”~~	~~all~~Meeting” any annual ~~and~~or extraordinary ~~meetings~~meeting of the shareholders of the Company;

~~“Merger”~~

~~the merger of Sun, Inc, with and into Oaktree Merger, Inc., a Delaware corporation and wholly owned indirect subsidiary of the Company (“Merger Sub”), pursuant to the General Corporation Law of Delaware and pursuant to which Stratasys, Inc. will become a wholly owned indirect subsidiary of the Company;~~

~~“Merger Agreement”~~	~~the Agreement and Plan of Merger dated as of April 13, 2012, among Stratasys Inc, the Company and Merger Sub;~~

“Incapacitated Person”

according to the meaning thereof under the Legal Capacity and Guardianship Law, 5722-1962, of the State of Israel, as amended from time to time, including a minor who has not yet attained the age of 18 years, a person unsound of mind and a bankrupt in respect of whom no rehabilitation has been granted;

~~“Initial Term”~~	~~such period commencing at the Effective Time and ending on the second anniversary of the Effective Time;~~

“Month” or “Year”	according to the Gregorian calendar;

“NIS”	New Israeli Shekels;

“Office”	the registered office of the Company at that time;

“Office Holder”	as defined in the Companies Law;

“Person”	includes an individual, corporation, company, cooperative society, partnership, trust of any kind or any other body of persons, whether incorporated or otherwise;

“Register”	the Register of Shareholders administered in accordance with Section 127 of the Law;

“Resolution”

a resolution of shareholders of the Company, including a resolution approving a merger, which, except as required under the Law or these Articles, shall be adopted by a majority of voting power present and voting at the applicable General Meeting, in person or by proxy;

~~“Stratasys,Inc”~~	~~Stratasys, Inc, a Delaware corporation;~~

“U.S. Rules”	the rules of the NASDAQ Stock Market (or other stock exchange on which the Company’s shares are then listed) and the U.S. securities rules and regulations, as amended from time to time;

“writing”	handwriting, typewriting, photography, telex, email or any other legible form of writing.

1.2.                            Words and expressions defined in the Memorandum of Association of the Company shall have the meanings in these Articles as ascribed to them therein.

1.3.                            Subject to the provisions of this Article 1, in these Articles, unless the context necessitates another meaning, terms and expressions which have been defined in the Companies Law shall have the meanings ascribed to them therein.

1.4.                            Words in the singular shall also include the plural, and vice versa. Words in the masculine shall include the feminine and vice versa, and words which refer to persons shall also include corporations, and vice versa.

1.5.                            The captions to articles in these Articles are intended for the convenience of the reader only, and no use shall be made thereof in the interpretation of these Articles.

LIMITED LIABILITY

2.                            The Company is a limited liability company and ~~therefore~~ each shareholder’s obligations for the Company’s obligations shall be limited to the payment of the nominal value of the shares held by such shareholder, subject to the provisions of the Companies Law.

THE COMPANY’S OBJECTIVES

3.                            The Company’s objectives are to conduct all types of business as are permitted by law. The Company may donate a reasonable amount of money for any purpose that the Board of Directors finds appropriate, even if the donation is not for business considerations or for the purpose of achieving profits for the Company.

THE BUSINESS

4.                            Any branch or type of business that the Company is authorized to engage in, either expressly or implied, may be commenced or engaged in by the Board of Directors at all or any time as it deems fit. The Board of Directors, at its own discretion, shall be entitled to cease the conduct of any such branch or type of business, whether or not the actual conduct thereof has commenced.

REGISTERED OFFICE

5.                            The registered office shall be at such place as is decided from time to time by the Board of Directors.

SHARE CAPITAL

6.                            ~~Pursuant to the reclassification of the share capital of the Company as constituted immediately prior to the Effective Time in accordance with the articles of association of the Company as in effect immediately prior to the Effective Time (the “Prior Articles”), at the Effective Time,~~The share capital of the Company consists of NIS 1,800,000 divided into 180,000,000 Ordinary Shares, of a nominal value of NIS 0.01 each (the “Ordinary Shares”). The powers, preferences, rights, restrictions, and other matters relating to the Ordinary Shares are as set forth in the Articles.

7.                            RIGHTS ATTACHING TO THE ORDINARY SHARES.

7.1.                            The Ordinary Shares in respect of which all calls have been fully paid shall confer on the holders thereof the right to attend and to vote at General Meetings of the Company, both ordinary as well as extraordinary meetings. At General Meetings of the Company every holder of an Ordinary Share in respect of which all of the calls on such share have been paid in full, who is personally present or represented by proxy, shall have 1 (one) vote in respect of such Ordinary Share held by him, without reference to the nominal value thereof.

7.2.                            The Ordinary Shares shall confer on a holder thereof the right to receive a dividend, to participate in a distribution of bonus shares and to participate in the distribution of the assets of the Company upon its winding-up, pro rata to the nominal amount paid up on the shares or credited as paid up in respect thereof, and without reference to any premium which may have been paid in respect thereof.

7.3.                            Except as may expressly provided in these Articles, all Ordinary Shares shall rank pari passu in all respects.

8.                            MODIFICATION OF CLASS RIGHTS.

8.1.                            Subject to applicable law, if at any time the share capital of the Company is divided into different classes of shares and unless the terms of issue of such class of shares otherwise stipulate, the rights attaching to any class of shares (including rights prescribed in the terms of issue of the shares) may be altered, modified or canceled, by a Resolution passed at a separate General Meeting of the shareholders of that class.

8.2.                            The provisions contained in these Articles with regard to General Meetings shall apply, mutatis mutandis as the case may be, to every such General Meeting of the holders of each class of the Company’s shares.

8.3.                            The special rights conferred on the holders of shares or any class of shares which have been issued, including without limitation shares issued with preferential rights or other special rights, shall not be deemed to have been altered by the creation or issue of additional shares ranking pari passu with them, unless otherwise stipulated in the conditions of issue of such shares.

9.                            ISSUANCE OF PREFERRED SHARES

Without prejudice to the special rights conferred on the holders of shares or debentures of the Company, the Company may issue shares having preferred or deferred rights, or may issue redeemable preference shares and may redeem same on such conditions and in such manner as the Company shall decide, subject to the provisions of any applicable law, from time to time, or may issue shares having special rights in regard to the distribution of dividends, voting rights, rights on winding-up or in connection with any other matters, as the Company may from time to time decide.

10.                     UNISSUED SHARE CAPITAL

The unissued shares in the capital of the Company shall be under the control of the Board of Directors, which shall be entitled to allot or otherwise grant the same to such persons under such restrictions and conditions as it shall deem fit, whether for consideration or otherwise, and whether for consideration in cash or for consideration which is not in cash, above their nominal value or at a discount, all on such conditions, in such manner and at such times as the Board of Directors shall deem fit, subject to the provisions of the Law. The Board of Directors shall be entitled, inter alia, to differentiate between shareholders with regard to the amounts of calls in respect of the allotment of shares (to the extent that there are calls) and with regard to the time for payment thereof. The Board of Directors may also issue options or warrants for the purchase of shares of the Company and prescribe the manner of the exercise of such options or warrants, including the time and price for such exercise and any other provision which is relevant to the method for distributing the issued shares of the Company amongst the purchasers thereof.

11.                     The Board of Directors shall be entitled to prescribe the times for the issue of shares of the Company and the conditions therefor and any other matter which may arise in connection with the issue thereof.

12.                     In every case of a rights offering the Board of Directors shall be entitled, in its discretion, to resolve any problems and difficulties arising or that are likely to arise in regard to fractions of rights, and without prejudice to the generality of the foregoing, the Board of Directors shall be entitled to specify that no shares shall be allotted in respect of fractions of rights, or that fractions of rights shall be sold and the (net) proceeds shall be paid to the persons entitled to the fractions of rights, or, in accordance with a decision by the Board of Directors, to the benefit of the Company.

INCREASE OF AND ALTERATIONS TO CAPITAL

13.                     The Company may, from time to time, by a Resolution, increase its share capital by way of the creation of new shares, whether or not all the existing shares have been issued up to the date of the Resolution, whether or not it has been decided to issue same, and whether or not calls have been made on all the issued shares.

14.                     The increase of capital shall be in such amount and divided into shares of such nominal value, and with such restrictions and conditions and with such rights and privileges as the Resolution dealing with the creation of the shares prescribes, subject to the special rights of an existing class of shares, and if no provisions are contained in the Resolution, then as the Board of Directors shall prescribe.

15.                     Unless otherwise stated in the Resolution approving the increase of the share capital, the new shares shall be subject to those provisions in regard to issue, allotment, alteration of rights, payment of calls, liens, forfeiture, transfer, transmission and other provisions which apply to the shares of the Company.

16.                     By Resolution, the Company may, subject to any applicable provisions of the Law:

16.1.                     consolidate its existing share capital, or any part thereof, into shares of a larger denomination than the existing shares:

16.2.                     sub-divide its share capital, in whole or in part, into shares of a smaller denomination than the nominal value of the existing shares and without prejudice to the foregoing, one or more of the shares so created may be granted any preferred or deferred rights or any special rights with regard to dividends, participation in assets upon winding-up, voting and so forth, subject to the provisions of these Articles;

16.3.                     reduce its share capital; or

16.4.                     cancel any shares which on the date of passing of the Resolution have not been issued and to reduce its share capital by the amount of such shares.

17.                     In the event that the Company shall adopt any of the Resolutions described in Article 16 above, the Board of Directors shall be entitled to prescribe arrangements necessary in order to resolve any difficulty arising or that is likely to arise in connection with such Resolutions, including in the event of a consolidation, in which it shall be entitled to prescribe which shares shall be consolidated into a particular class of shares, and may cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this Article 17.

SHARE CERTIFICATES

18.                     To the extent shares are certificated, share certificates evidencing title to the shares of the Company shall be issued under the seal or rubber stamp of the Company, and together with the signatures of two members of the Board of Directors, or one director together with the Chief Executive Officer. The Board of Directors shall be entitled to decide that the signatures be effected in any mechanical or electronic form, provided that the signature shall be effected under the supervision of the Board of Directors in such manner as it prescribes.

19.                     Every shareholder shall be entitled, free of charge, to one certificate in respect of all the shares of a single class registered in his name in the Register.

20.                     The Board of Directors shall not refuse a request by a shareholder to obtain several certificates in place of one certificate, unless such request is, in the opinion of the Board of Directors, unreasonable. Where a shareholder has sold or transferred some of his shares, he shall be entitled, free of charge, to receive a certificate in respect of his remaining shares, provided that the previous certificate is delivered to the Company before the issuance of a new certificate.

21.                     Every share certificate shall specify the number of the shares in respect of which such certificate is issued and also the amounts which have been paid up in respect of each share.

22.                     No person shall be recognized by the Company as having any right to a share unless he is the registered owner of the shares in the Register. The Company shall not be bound by and shall not recognize any right or privilege pursuant to the laws of equity, or a fiduciary relationship or a chose in action, future or partial, in any share, or a right or privilege to a fraction of a share, or (unless these Articles otherwise direct) any other right in respect of a share, except the absolute right to the share as a whole, where same is vested in the owner registered in the Register.

23.                     A share certificate registered in the names of two or more persons shall be delivered to one of the joint holders, and the Company shall not be obliged to issue more than one certificate to all the joint holders of shares and the delivery of such certificate to one of the joint holders shall be deemed to be delivery to all of them.

24.                     If a share certificate should be lost, destroyed or defaced, the Board of Directors shall be entitled to issue a new certificate in its place, provided that the certificate is delivered to it and destroyed by it, or it is proved to the satisfaction of the Board of Directors that the certificate was lost or destroyed and security has been received to its satisfaction in respect of any possible damages and after payment of such amount as the Board of Directors shall prescribe.

CALLS ON SHARES

25.                     The Board of Directors may from time to time, in its discretion, make calls on shareholders in respect of amounts which are still unpaid in respect of the shares held by each of the shareholders (including premiums), and the terms of issue which do not prescribe that same be paid at fixed times, and every shareholder shall be obliged to pay the amount of the call made on him, at such time and at such place as stipulated by the Board of Directors.

26.                     In respect of any such call, prior notice of at least 14 (fourteen) business days shall be given, stating to whom the amount called is to be paid, the time for payment and the place thereof, provided that prior to the due date for payment of such call, the Board of Directors may, by written notice to the shareholders to which the call was made, cancel the call or extend the date of payment thereof.

27.                     If according to the terms of issue of any share, or otherwise, any amount is required to be paid at a fixed time or in installments at fixed times, whether the payment is made on account of the share capital in respect of the share or in form of a premium, every such payment or every such installment shall be paid as if it was a call duly made by the Board of Directors, in respect of which notice was duly given, and all the provisions contained in these Articles in regard to calls shall apply to such amount or to such installment.

28.                     Joint holders of a share shall be jointly and severally liable for the payment of all installments and calls due in respect of such share.

29.                     In the event that a call or installment due on account of a share is not paid on or before the date fixed for payment thereof, the holder of the share, or the person to whom the share has been allotted, shall be obliged to pay linkage differentials and interest on the amount of the call or the installment, at such rate as shall be determined by the Board of Directors, commencing from the date fixed for the payment thereof and until the date of actual payment. The Board of Directors may, however, waive the payment of the linkage differentials or the interest or part thereof.

30.                     A shareholder shall not be entitled (i) to receive a dividend or (ii) to exercise any right as a shareholder, including but not limited to, the right to attend and vote at a General Meeting of any type and to transfer the shares to another; unless he has paid all the calls payable from time to time and which apply to any of his shares, whether he holds same alone or jointly with another, plus linkage differentials, interest and expenses, if any.

31.                     The Board of Directors may, if it deems fit, accept payment from a shareholder wishing to advance the payment of all moneys which remain unpaid on account of his shares, or part thereof which are over and above the amounts which have actually been called, and the Board of Directors shall be entitled to pay such shareholder linkage differentials and interest in respect of the amounts paid in advance, or that portion thereof which exceeds the amount called for the time being on account of the shares in respect of which the advance payment is made, at such rate as is agreed upon between the Board of Directors and the shareholder, with this being in addition to dividends payable (if any) on the paid-up portion of the share in respect of which the advance payment is made.

The Board of Directors may, at any time, repay the amount paid in advance as aforesaid, in whole or in part, in its sole discretion.

FORFEITURE AND LIEN

32.                     If a shareholder fails to make payment of any call or other installment on or before the date fixed for the payment thereof, the Board of Directors may, at any time thereafter and for as long as the part of the call or installment remains unpaid, serve on him a notice demanding that he make payment thereof, together with the linkage differentials and interest at such rate as is specified by the Board of Directors and all the expenses incurred by the Company in consequence of such non-payment.

33.                     The notice shall specify a further date, which shall be at least 14 business days after the date of the delivery of the notice, and a place or places at which such call or installment is to be paid, together with linkage differentials and interest and expenses as aforesaid. The notice shall further state that, if the amount is not paid on or before the date specified, and at the place mentioned in such notice, the shares in respect of which the call was made, or the installment is due, shall be liable to forfeiture.

34.                     If the demands contained in such notice are not complied with the Board of Directors may treat the shares in respect of which the notice referred to in Articles 32 and 33 was given as forfeited. Such forfeiture shall include all dividends, bonus shares and other benefits which have been declared in respect of the forfeited shares which have not actually been paid prior to the forfeiture.

35.                     Any share so forfeited or waived shall be deemed to be the property of the Company and the Board of Directors shall be entitled, subject to the provisions of these Articles and the Law, to sell, re-allot or otherwise dispose thereof, as it deems fit, whether the amount paid previously in respect of that share is credited, in whole or in part.

36.                     The Board of Directors may, at any time before any share forfeited as aforesaid is sold or re-allotted or otherwise dispose of, cancel the forfeiture on such conditions as it deems fit.

37.                     Any person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, nonetheless remain liable for the payment to the Company of all calls, installments, linkage differentials, interest and expenses due on account of or in respect of such shares on the date of forfeiture, in respect of the forfeited shares, together with interest on such amounts reckoned from the date of forfeiture until the date of payment, at such rate as the Board of Directors shall from time to time specify. However, his liability shall cease after the Company has received all the amounts called in respect of the shares. The Board of Directors shall be entitled to collect the moneys which have been forfeited, or part thereof, as it shall deem fit, but it shall not be obliged to do so.

38.                     The provisions of these Articles in regard to forfeiture shall also apply to cases of non-payment of any amount, which, according to the terms of issue of the share, or which under the conditions of allotment the due date for payment of which fell on a fixed date, whether this be on account of the nominal value of the share or in the form of a premium, as if such amount was payable pursuant to a call duly made and notified.

39.                     The Company shall have a first and paramount lien over all the shares which have not been fully paid up and which are registered in the name of any shareholder (whether individually or jointly with others) and also over the proceeds of the sale thereof, as security for the debts and obligations of such shareholder to the Company and his contractual engagements with it, either individually or together with others. This right of lien shall apply whether or not the due date for payment of such debts or the fulfillment or performance of such obligations has arrived, and no rights in equity shall be created in respect of any share, over which there is a lien as aforesaid. The aforesaid lien shall apply to all dividends or benefits which may be declared, from time to time, on such shares, unless the Board of Directors shall decide otherwise.

40.                     In order to foreclose on such lien, the Board of Directors may sell the shares under lien at such time and in such manner as, it shall deem fit, but no share may be sold unless the period referred to below has elapsed and written notice has been given to the shareholder, his trustee, liquidator, receiver, the executors of his estate, or anyone who acquires a right to shares in consequence of the bankruptcy of a shareholder, as the case may be, stating that the Company intends to sell the shares, if he or they should fail to pay the aforesaid debts, or fail to discharge or fulfill the aforesaid obligations within 14 business days from the date of the delivery of the notice.

41.                     The net proceeds of any such sale of shares, as contemplated by Article 40 above, after deduction of the expenses of the sale, shall serve for the discharge of the debts of such shareholder or for performance of such shareholder’s obligations (including debts, undertaking and contractual engagements, the due date for the payment or performance of which has arrived) and the surplus, if any, shall be paid to the shareholder, his trustee, liquidator, receiver, guardians, or the executors of his estate, or to his successors-in-title.

42.                     In every case of a sale following forfeiture or waiver, or for purposes of executing a lien by exercising all of the powers conferred above, the Board of Directors shall be entitled to appoint a person to sign an instrument of transfer of the shares sold, and to arrange for the registration of the name of the buyer in the Register in respect of the shares sold.

43.                     An affidavit signed by the Chairman of the Board of Directors that a particular share of the Company was forfeited, waived or sold by the Company by virtue of a lien, shall serve as conclusive evidence of the facts contained therein as against any person claiming a right in the share. The purchaser of a share who relies on such affidavit shall not be obliged to investigate whether the sale, re-allotment or transfer, or the amount of consideration and the manner of application of the proceeds of the sale, were lawfully effected, and after his name has been registered in the Register he shall have a full right of title to the share and such right shall not be adversely affected by a defect or invalidity which occurred in the forfeiture, waiver, sale, re-allotment or transfer of the share.

TRANSFER AND TRANSMISSION OF SHARES

44.                     No transfer of shares shall be registered unless a proper instrument of transfer is delivered to the Company or to such other place specified for this purpose by the Board of Directors. Subject to the provisions of these Articles, an instrument of transfer of a share in the Company shall be signed by the transferor and the transferee. The transferor shall be deemed to remain the holder of the share up until the time the name of the transferee is registered in the Register in respect of the transferred share.

45.                     Insofar as the circumstances permit, the instrument of transfer of a share shall be drawn up in the form set out below, or in any other form that the Board of Directors may approve (the “Deed of Transfer”).

I                , I.D.                 of                 (the “Transferor”), in consideration for an amount of NIS                 (in words) paid to me by                 I.D.                 of                 (hereinafter: the “Transferee”), hereby transfer to the Transferee                                shares of nominal value NIS                 each, marked with the numbers                 to                 (inclusive) of a company known as Stratasys Ltd., to be held by the Transferee, and his successors-in title, under all the same conditions under which I held the same prior to the signing of this instrument, and I, the Transferee, hereby agree to accept the aforementioned share in accordance with the above mentioned conditions.

In witness whereof we have hereunto signed this       day of         20  .

Transferor	Transferee

Witnesses to Signature

46.                     The Company may close the transfer registers and the Register for such period of time as the Board of Directors shall deem fit, provided that such period of time shall not in total exceed 30 (thirty) days each year.

47.                     Every instrument of transfer shall be submitted to the Office or to such other place as the Board of Directors shall prescribe, for purposes of registration, together with the share certificates to be transferred, or if no such certificate was issued, together with a letter of allotment of the shares to be transferred, and/or such other proof as the Board of Directors may demand in regard to the transferor’s right of title or his right to transfer the shares. The Board of Directors shall have the right to refuse to recognize an assignment of shares until appropriate security under the circumstances has been provided, as shall be determined by the Board of Directors in a specific case or from time to time in general. Instruments of transfer which serve as the basis for transfers that are registered shall remain with the Company.

48.                     The executors of the will or administrator of a deceased shareholder’s estate (such shareholder not being one of a joint owners of a share) or, in the absence of an administrator of the estate or executor of the will, shall be entitled to demand that the Company recognize them as owners of rights in the share. The provisions of Article 47 above shall apply, mutatis mutandis, also in regard to this Article.

49.                     In the case of a share registered in the names of two or more Persons, the Company shall recognize only the surviving owners as Persons having rights in the share. However, the aforementioned shall not be construed as releasing the estate of a deceased joint shareholder from any and all undertakings in respect of the shares. Any Person who shall become an owner of shares following the death of a shareholder shall be entitled to be registered as owner of such shares after having presented to an officer of the Company to be designated by the Chief Executive Officer an inheritance order or probation order or order of appointment of an administrator of estate and any other proof as required - if these are sufficient in the opinion of such officer - testifying to such Person’s right to appear as shareholder in accordance with these Articles, and which shall testify to his title to such shares. The provisions of Article 47 above shall apply, mutatis mutandis, also in regard to this Article.

50.                     The receiver or liquidator of a shareholder who is a company or the trustee in bankruptcy or the official receiver of a shareholder who is bankrupt, upon presenting appropriate proof to the satisfaction of an officer of the Company to be designated by the Chief Executive Officer that he has the right to appear in this capacity and which testifies to his title, may, with the consent of the Board of Directors (the Board of Directors shall not be obligated to give such consent) be registered as the owner of such shares. Furthermore, he may assign such shares in accordance with the rules prescribed in these Articles. The provisions of Article 47 above shall apply, mutatis mutandis, also in regard to this Article.

51.                     A Person entitled to be registered as a shareholder following assignment pursuant to this Article shall be entitled, if approved by the Board of Directors and to the extent and under the conditions prescribed by the Board of Directors, to dividends and any other monies paid in respect of the shares, and shall be entitled to give the Company confirmation of the payments; however, he shall not be entitled to be present or to vote at any General Meeting of the Company or, subject to the provisions of these Articles, to make use of any rights of shareholders, until he has been registered as owner of such shares in the Register.

GENERAL MEETING

52.                     A General Meeting shall be held at least once in every year, not later than 15 (fifteen) months after the last General Meeting, at such time and at such place as the Board of Directors shall determine. Such General Meeting shall be called an annual meeting, and all other meetings of the Company’s shareholders shall be called extraordinary meetings.

53.                     The Board of Directors may call an extraordinary General Meeting whenever it sees fit to do so.

54.                     The Board of Directors shall be obliged to call an extraordinary General Meeting upon a request in writing in accordance with the Law.

55.                     The Company shall provide prior notice in regard to the holding of an annual meeting or an extraordinary meeting in accordance with the requirements of these Articles, the Law and the regulations promulgated thereunder. Subject to the provisions of the Law and the regulations promulgated thereunder, in counting the number of days of prior notice given, the day of publication of notice shall not be counted, but the day of the meeting shall be counted. The notice shall specify those items and contain such information as shall be required by the Companies Law, the regulations promulgated thereunder and any other applicable law and regulations. Subject to Article ~~63~~64 below, in the event that the Company has established that an adjourned meeting shall be held on such date which is later than the date provided for in Section 78(b) of the Law, such later date shall be included in the notice. The Company may add additional places for shareholders to review the full text of the proposed resolutions, including an internet site.  The notice shall be provided in the manner prescribed below under the heading “Notices” in Articles 128 to 131 below.

56.

56.1                       Any shareholder or shareholders of the Company holding at least one percent (1%) of the voting rights of the Company (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered, and the Proposal Request must comply with the requirements of these Articles (including this Article 56) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholders making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Secretary (or, in the absence thereof by the Chief Executive Officer) of the Company. To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of applicable law (if any), (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit from security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

56.2                       The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting and (iii) three business days before the General Meeting, and any adjournment or postponement thereof.

PROCEEDINGS AT GENERAL MEETING

~~56.~~57.    No business shall be conducted at a General Meeting unless a quorum is present, and no resolution shall be passed unless a quorum is present at the time the resolution is voted on. Except in cases where it is otherwise stipulated, a quorum shall be constituted when there are personally present, or represented by proxy, at least 2 (two) shareholders who hold, in the aggregate, at least ~~a majority~~twenty-five percent (25%) of the voting rights in the Company. A proxy may be deemed to be 2 (two) or more shareholders pursuant to the number of shareholders he represents.

~~57.~~58.    If within half an hour from the time appointed for the meeting, a quorum is not present, without there being an obligation to notify the shareholders to that effect, the meeting shall be adjourned to the same day, in the following week, at the same hour and at the same place or to a later time and date if so specified in the notice of the meeting, unless such day shall fall on a statutory holiday (either in Israel or in the U.S.), in which case the meeting will be adjourned to the first business day afterwards which is not a statutory holiday.

If the original meeting was convened upon requisition under Section 63 of the Law, one or more shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, shall constitute a quorum at the adjourned meeting, but in any other case any two (2) shareholders present in person or by proxy, shall constitute a quorum at the adjourned meeting.

~~58.~~59.    The Chairman of the Board of Directors, or any other Person appointed for this purpose by the Board of Directors, shall preside at every General Meeting.  If within 15 (fifteen) minutes from the time appointed for the meeting, the designated chairman for the meeting shall not be present, the shareholders present at the meeting shall elect one of their number to serve as chairman of the meeting.

~~59.~~60.    Resolutions at the General Meeting shall be passed in accordance with the definition of ~~“~~“Resolution~~”~~“ set forth in Article 1.1 above, unless otherwise required by Law or these Articles. Every vote at a General Meeting shall be conducted according to the number of votes to which each shareholder is entitled on the basis of the number of Ordinary Shares held by him which confer on him a right to vote at the General Meeting.

~~60.~~61.    Where a poll has been demanded, the chairman of the meeting shall accede to the demand. Where the chairman of the meeting held a poll, such poll shall be held in such manner, at such time and at such place as the chairman of the meeting directs, either immediately or after an interval or postponement, or in any other way, and the results of the vote shall be deemed to be the resolution at the meeting at which the poll was demanded. A person demanding a poll may withdraw his demand prior to the poll being held.

~~61.~~62.    A demand for the holding of a poll shall not prevent the continued business of the meeting on all other questions apart of the question in respect of which a poll was demanded.

~~62.~~63.    The announcement by the chairman of the meeting that a Resolution has been passed unanimously or by a particular majority, or has been rejected, and a note recorded to that effect in the Company’s minute book, shall serve as prima facie proof of such fact.

~~63.~~64.    The chairman of a General Meeting may adjourn the meeting from time to time and from place to place if approved by a consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), but at an adjourned meeting no other matters shall be considered or decided apart from the matters which were on the agenda of the meeting at which it was decided on the adjournment and in respect of which no Resolution was taken. The Company shall not deliver nor shall it be required to give notice in regard to the adjournment or in regard to the matters on the agenda of the adjourned meeting, unless the adjourned meeting is to be held more than 30 (thirty) days after the date of the original meeting, in which case a notice shall be published by the Company.

VOTES OF SHAREHOLDERS

~~64.~~65.    The voting rights of every shareholder entitled to vote at a General Meeting shall be as set forth in Article 7 of these Articles or to any other article herein governing voting rights.

~~65.~~66.    In the case of joint shareholders, the vote of the senior joint holder, given personally or by proxy, shall be accepted, to the exclusion of the vote of the remaining joint shareholders, and for these purposes the senior of the joint shareholders shall be the Person amongst the joint holders whose name appears first in the Register.

~~66.~~67.    A shareholder who is an Incapacitated Person may vote solely through his guardian or other person who fulfills the function of such guardian and who was appointed by a court, and any guardian or other person as aforesaid shall be entitled to vote by way of a proxy, or in such manner as the court directs.

~~67.~~68.    Any corporation which is a shareholder of the Company shall be entitled, by way of resolution of its directors or another organ which manages said corporation, to appoint such person which it deems fit, whether or not he is a shareholder of the Company, to act as its representative at any General Meeting of the Company or at a meeting of a class of shares in the Company which such corporation is entitled to attend and to vote thereat, and the appointed as aforesaid shall be entitled, on behalf of the corporation whom he represents, to exercise all of the same powers and authorities which the corporation itself could have exercised had it been a natural person holding shares of the Company.

~~68.~~69.    Every shareholder of the Company who is entitled to attend and vote at a General Meeting of the Company, shall be entitled to appoint a proxy. A proxy can be appointed by more than one shareholder, and he can vote in different ways on behalf of each principal.

The instrument appointing a proxy shall be in writing signed by the Person making the appointment or by his authorized representative, and if the Person making the appointment is a corporation, the power of attorney shall be signed in the manner in which the corporation signs on documents which bind it, and a certificate of an attorney with regard to the authority of the signatories to bind the corporation shall be attached thereto. The proxy need not be a shareholder of the Company.

~~69.~~70.    The instrument appointing a proxy, or a copy thereof certified by an attorney, shall be lodged at the Office, or at such other place as the Board of Directors shall specify, not less than forty-eight (48) hours prior to the meeting at which the proxy intends to vote on the strength of such instrument of proxy. Notwithstanding the above, the chairman of the meeting shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept any and all instruments of proxy until the beginning of a General Meeting. A document appointing a proxy shall be valid for every adjourned meeting of the meeting to which the document relates.

~~70.~~71.    Every instrument appointing a proxy, whether for a meeting specifically indicated, or otherwise, shall, as far as circumstances permit, be in the following form, or in any other form approved by the Board of Directors:

I                of                being a shareholder holding voting shares in Stratasys Ltd., hereby appoint Mr./Ms.                of                or failing him/her, Mr./Ms.                or               , or failing him/her, Mr./Ms.                of               , to vote in my name, place and stead at the (ordinary/extraordinary) General Meeting of the Company to be held on the      of        20  , and at any adjourned meeting thereof.

In witness whereof I have hereto set my hand on the       day of

~~71.~~72.    No shareholder shall be entitled to vote at a General Meeting unless he has paid all of the calls and all of the amounts due from him, for the time being, in respect of his shares.

~~72.~~73.    A vote given in accordance with the instructions contained in an instrument appointing a proxy shall be valid notwithstanding the death or bankruptcy of the appointer, or the revocation of the proxy, or the transfer of the shares in respect of which the vote was given as aforesaid, unless notice in writing of the death, revocation or transfer is received at the Office of the Company, or by the chairman of the General Meeting, prior to such vote.

~~73.~~74.    Subject to the Law, an instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the chairman of the meeting, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy, provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article ~~69~~70 hereof, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article ~~73~~74 at or prior to the time such vote was cast.

THE BOARD OF DIRECTORS

~~74.~~75.

~~74.1                        Subject to the appointment of persons to fill vacancies pursuant to Article 77, and except for the election of a tenth director (who shall be neither a Class A Director nor a Class B Director) at the annual General Meetings of the Company held in the years 2013 and 2014, as provided in Article 74.3 , the number and identity of directors as in effect at the Effective Time shall remain unchanged for the Initial Term, provided, however, that the term and the procedure for election of each External Director shall be as mandated by and subject to the Companies Law.~~

~~74.2                        Unless the annual General Meeting to be first held in the year 2014 is to be held after the second anniversary of the Effective Time of the Merger, the Company shall convene a General Meeting within 60 days of such second anniversary, and in connection with either such meeting, the Board of Directors of the Company shall resolve by a majority vote, which majority shall include the affirmative vote of at least two Class A Directors and two Class B Directors (other than, for the sake of clarity, the Class A External Director and the Class B External Director), the names of between seven (7) and eleven (11) persons to be proposed to the shareholders of the Company for election as directors of the Company at such meeting to serve until the next annual General Meeting.~~

~~74.3                        In addition to the nine (9) directors serving as of the Effective Time, a tenth director, who shall be neither a Class A Director nor a Class B Director shall be recommended by the Executive Committee and nominated by the Board of Directors for election by the shareholders at the annual General Meetings to be held in the years 2013 and 2014.~~

~~74.4                        This Article 74 may be amended only by the vote of all members of the Board of Directors then in office less one and the vote of the shareholders as provided in Article 138.~~

~~75.       Following the Initial Term, and unless otherwise resolved by a Resolution of the General Meeting of the Company:~~

75.1.                     The number of directors of the Company (including the External Directors) shall be between seven (7) and eleven (11), as determined from time to time by the Board of Directors. Any director shall be eligible for re-election upon termination of his term of office. For as long as the Company is a Public Company, as defined in the Law, the Company shall appoint at least 2 (two) External Directors to office, of which at least 1 (one) should possess Accounting and Financial Expertise, as defined in the Law.

75.2.                     Prior to every annual ~~meeting~~General Meeting of the Company ~~after the Initial Term~~, the Board of Directors of the Company shall resolve by a majority vote the names of the persons to be proposed to the shareholders of the Company for election as directors of the Company ~~until the next annual meeting (the “Nominees”). Except for the Nominees, no candidate for the office of a director of the Company may be proposed at an annual General Meeting of the Company unless by no later than January 31st of the calendar year in which the upcoming annual General Meeting will be convened, a notice in writing, signed by shareholders entitled to attend a meeting in respect of which notice has been sent and who are entitled to vote thereat and who hold such number of shares or of voting power in the Company entitling, subject to all law then applicable, said shareholder(s) to propose a candidate for the office of a director of the Company , is delivered to the Office stating the name of candidates for the office of directors instead of the Nominees proposed by the Board of Directors (“Alternate Nominees”).~~at such annual General Meeting for a term that lasts until the next annual General Meeting (the “Nominees”). Notwithstanding the foregoing, the term and the procedure for election of each External Director shall be as mandated by and subject to the Companies Law.

75.3.                     ~~The~~Any Proposing Shareholder requesting to include on the agenda of a General Meeting a nomination of a Person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 75.3 and Article 56 and applicable law. Unless otherwise determined by the Board, a Proposal Request relating to Alternate Nominee is deemed to be a matter that is appropriate to be considered only at an annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 56, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he or she consents to be named in the Company’s notices and proxy materials relating to the General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the Company’s disclosures and filings, (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F, Schedule 14A or any other applicable form or schedule prescribed by the U.S. Securities and Exchange Commission (the “SEC”); (v) a declaration made by the Alternate Nominee of whether he or she meets the criteria for an independent director and/or External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder shall promptly provide any other information reasonably requested by the Company. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Article 75.3 and Article 56, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.

~~75.3.~~                     One or more Nominees or Alternate Nominees shall be elected by a Resolution at every annual General Meeting, for a term of office ~~which~~that shall conclude at the end ~~upon the~~

~~convening~~ of the first annual ~~meeting~~ General Meeting held after the date of ~~their~~his or her election~~.~~

75.4.                     ~~Every Director shall hold office until the end~~ and upon the election and qualification of ~~the next annual General Meeting following the General Meeting at which he was elected~~his or her successor, unless his or her office is vacated in accordance with Article~~s~~ 77 or Article 80 below.

75.5.                     If at the annual General Meeting no ~~Nominees~~Nominee or Alternate ~~Nominees are~~Nominee is elected, the directors then in office shall continue to hold office until the convening of a General Meeting at which Nominees or Alternate Nominees ~~shall be~~are elected.

76.                     The directors in their capacity as such shall be entitled to receive remuneration as shall be determined in compliance with the Law and the regulations promulgated thereunder.  The conditions (including remuneration) of the terms of office of members of the Board of Directors shall be decided by the Board of Directors, but the same shall be valid only if ratified in the manner required under the Law.  The remuneration of directors may be fixed as an overall payment or other consideration and/or as a payment or other consideration in respect of attendance at meetings of the Board of Directors.  In addition to his or her remuneration, each director shall be entitled to be reimbursed, retroactively or in advance, in respect of his or her reasonable expenses connected with performing his or her functions and services as a director.  Such entitlement shall be determined in accordance with, and shall be subject to, a specific resolution or policy adopted by the Board of Directors regarding such matter.

77.

77.1.                     Subject to the provisions of the Law with regard to External Directors and subject to Article 80 below, the office of a ~~member of the Board of Directors~~director shall be vacated in any one of the following events:

77.1.1.                    if he resigns his office by way of a letter signed by him, submitted to the Office of the Company;

77.1.2.                    if he is declared bankrupt;

77.1.3.                    if he becomes an Incapacitated Person;

77.1.4.                    upon his death;

77.1.5.                    if he is prevented by applicable law from serving as a director of the Company;

77.1.6.                    if the Board terminates his office according to Section 231 of the Law;

77.1.7.                    if a court order is given in accordance with Section 233 of the Law;

77.1.8.                    if he is removed from office by a Resolution at a General Meeting of the Company; ~~provided, however, that during the Initial Term, a Class A Director may be removed only for Cause by the unanimous vote of all other Class A Directors and a Class B Director may be removed only for Cause by the unanimous vote of all other Class B Directors; or~~ or

77.1.9.                    if his period of office has terminated in accordance with the provisions of these Articles.

~~77.2.~~

~~77.2.1.                    Until the end of the Initial Term, (i) if the office of one or more of the Class A Directors should be vacated, the remaining Class A Directors (other than, for the sake of clarity, the Class A External Director) shall appoint additional director(s), so that the number of the Class A Directors shall be four (4), provided, that, that with respect to the External Director nominated by Objet under the Merger Agreement (or his or her successor), all other requirements under the Law with respect to the appointment, vacation of office and the removal of External Directors have been met; (ii) if the office of one or more of the Class B Directors should be vacated, the remaining Class B Directors (other than, for the sake of clarity, the Class B External Director) shall appoint additional director(s), so that the number of the Class B Directors shall be five (5); provided, that, that with respect to the External Director nominated by Stratasys under the Merger Agreement (or his or her successor), all other requirements under the Law with respect to the appointment, vacation of office and the removal of External Directors have been met; and provided, further, that such nomination shall be subject to the prior approval of all of the Class A Directors other than, for the sake of clarity, the Class A External Director; and (iii) if the office of the tenth, unclassified director elected at the annual General Meetings held in the years 2013 and 2014 should be vacated, the remaining directors, voting together, shall appoint a replacement director who has been nominated by the Executive Committee.~~

~~77.3.~~77.2.      ~~Following the end of the Initial Term, if~~If the office of a member of the Board of Directors ~~should be~~is vacated, the remaining members of the Board of Directors shall be entitled to appoint additional director(s) in place of the director(s) whose office(s) have been vacated, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated and/or also to act for all purposes for a term of office equivalent to the remaining period of the term of office of the director whose office has been vacated, for as long as their number does not fall below the minimum, for the time being, specified for the directors, as prescribed in Article 75.1 above. Should their number fall below the aforesaid minimum, the directors shall not be entitled to act, except for the appointment of additional directors, or for the purpose of calling a General Meeting for the appointment of additional directors, or for the purpose of calling a General Meeting for the appointment of a new Board of Directors. Notwithstanding the foregoing, the office of an External Director shall be vacated only in accordance with the provisions for the vacation of office and the removal of External Directors under the Law.

OTHER PROVISIONS REGARDING DIRECTORS

78.

78.1.                     Subject to any mandatory provisions of applicable law, a director shall not be disqualified by virtue of his office from holding another office in the Company or in any other company in which the Company is a shareholder or in which it has any other form of interest, or of entering into a contract with the Company, either as seller or buyer or otherwise. Likewise, no contract made by the Company or on its behalf in which a director has any form of interest may be nullified and a director shall not be obliged to account to the Company for any profit deriving from such office, or resulting from such contract, merely by virtue of the fact that he serves as a director or by reason of the fiduciary relationship thereby created, but such director shall be obliged to disclose to the Board of Directors the nature of any such interest at the first opportunity.

A general notice to the effect that a director is a shareholder or has any other form of interest in a particular firm or a particular company and that he must be deemed to have an interest in any business with such firm or company shall be deemed to be adequate disclosure for purposes of this Article in relation to such director, and after such general notice has been given, such director shall not be obliged to give special notice in relation to any particular business with such firm or such company.

78.2.                     Subject to the provisions of the Law and these Articles, the Company shall be entitled to enter into a transaction in which an Office Holder of the Company has a personal interest, directly or indirectly, and may enter into any contract or otherwise transact any business with any third party in which contract or business an Office Holder has a personal interest, directly or indirectly.

79.                     ~~Following the Effective Time and until the end of the Initial Term, Mr. S. Scott Crump shall serve in the position of the Chairman of the Board of Directors (the “Chairman of the Board of Directors”). Following the end of the Initial Term, the~~The Board of Directors shall elect one (1) or more of its members to serve as Chairman of the Board of Directors, provided that, subject to the provisions of Section 121(c) of the Law, the Chief Executive Officer of the Company shall not serve as Chairman of the Board of Directors. Notwithstanding anything to the contrary herein, the office of Chairman of the Board of Directors shall be vacated in each of the cases mentioned in Article~~s~~ 77.1 above and Article 80 below. ~~If, prior to the end of the Initial Term, there shall be a vacancy in the office of Chairman of the Board of Directors, then Mr. Elan Jaglom shall become Chairman of the Board of Directors.  If, (x) subsequent to Mr. Jaglom assuming such position or (y) Mr. Jaglom fails to become Chairman of the Board of Directors for any reason, and prior to the end of the Initial Term there shall again be a vacancy in the office of Chairman of the Board of Directors, the Board of Directors of the Company shall appoint a person to fill such vacancy by a majority vote, which majority shall include the affirmative vote of at least two Class A Directors and two Class B Directors (other than, for the sake of clarity, the Class A External Director and the Class B External Director).~~  The Board of Directors may also elect (a) member(s) to serve as Vice Chairman, who shall have such duties and authorities as the Board of Directors may assign to him or her.

80.                     Subject to the provisions of ~~Articles~~ 75~~,~~ Article 77 ~~above and 138 below~~, the Company may, in a General Meeting, by a Resolution, dismiss any ~~Director within the meaning thereof under Article 1.1 of these Articles,~~ director prior to the end of his or her term of office, and it shall be entitled, by a Resolution, to appoint another individual in his or her place as a director of the Company. The individual so appointed shall hold such office only for that period of time during which the director whom he or she replaces would have held office.

CHIEF EXECUTIVE OFFICER

81.

81.1.                     The Board of Directors shall, from time to time, appoint a Chief Executive Officer and subject to the provisions of the Law delineate his powers and authorities and his remuneration. Subject to the provisions of any contract between the Chief Executive Officer and the Company, the directors may dismiss ~~him~~ or replace him ~~at any time they deem fit. Notwithstanding the foregoing, following the Effective Time and until the end of the Initial Term, or unless otherwise determined by a Resolution adopted by a majority vote, which shall~~

~~include the affirmative vote of all Class A Directors and two Class B Directors, Mr. David Reis shall serve as Chief Executive Officer~~or her at any time they deem fit.

81.2.                     The Chief Executive Officer need not be a director or shareholder of the Company.

81.3.                     ~~Subject to Article 81.1 above and~~Subject to the provisions of any contract between the Chief Executive Officer and the Company, all of the same provisions with regard to appointment, resignation and removal from office shall apply to the Chief Executive Officer if he or she is also a director, as apply to ~~the Elected Directors.~~all other directors. The directors shall be entitled from time to time to delegate to the Chief Executive Officer for the time being such of the powers they have pursuant to these Articles as they deem appropriate, and they shall be entitled to grant such powers for such period and for such purposes and on such conditions and with such restrictions as they deem expedient, and they shall be entitled to grant such powers without renouncing the powers and authorities of the Board of Directors in such regard, and they may, from time to time, revoke, annul and alter such delegated powers and authorities, in whole or in part.

81.4.                     Subject to the provisions of the Law, the remuneration of the Chief Executive Officer shall be fixed from time to time by the Board of Directors (~~and shall be approved by~~ together with any committees of the ~~Audit~~ Board of Directors (each, a “Committee of Directors ~~or a compensation Committee of Directors composed solely of individuals fit to serve on the Audit Committee of Directors,~~”) as may be prescribed by the Law) and it may be in the form of a fixed salary or commissions or a participation in profits, or in any other manner which may be decided by the Board of Directors (and approved by ~~the~~any relevant Committee(s) of Directors).

PROCEEDINGS OF THE BOARD OF DIRECTORS

82.

82.1.                     The Board of Directors shall convene for a meeting at least once every fiscal quarter.

82.2.                     The Board of Directors may meet in order to exercise its powers pursuant to Section 92 of the Law, including without limitation to supervise the Company’s affairs, and it may, subject to the provisions of the Law, adjourn its meetings and regulate its proceedings and operations as it deems fit. It may also prescribe the quorum required for the conduct of business. Until otherwise decided a quorum shall be constituted if a majority of the directors holding office for the time being are present.

82.3.                     Should a director or directors be barred from being present and voting at a meeting of the Board of Directors by virtue of the contents of Section 278 of the Law, the quorum shall be a majority of the directors entitled to be present and to vote at the meeting of the Board of Directors.

83.                     Any director or the Auditors, in the event stipulated in Section 169 of the Law, may, at any time, demand the convening of a meeting of the Board of Directors. The Chairman of the Board shall be obliged, on such demand, to call such meeting on the date requested by the director or Chief Executive Officer soliciting such a meeting, provided that proper notice pursuant to Article 84 is given.

84.                     Every director shall be entitled to receive notice of meetings of the Board of Directors, and such notice may be in writing or by facsimile, telegram or electronic mail, sent to the last address (whether physical or electronic) or facsimile number given by the director for purposes of receiving notices, provided that the notice shall be given at least a reasonable amount of time prior to the meeting and in no event less than 48 (forty eight) hours prior notice, unless the urgency of the matter(s) to be discussed at the meeting reasonably require(s) a shorter notice period.

85.                     Every meeting of the Board of Directors at which a quorum is present shall have all the powers and authorities vested for the time being in the Board of Directors.

86.                     Subject to the provisions of these Articles, questions which arise at meetings of the Board of Directors shall be decided by a simple majority of the members of the Board of Directors attending such meeting and voting on such matter. In the case of an equality of votes of the Board of Directors, the Chairman of the Board of Directors shall not have a second or casting vote, and the proposal shall be deemed to be defeated.

If the Chairman of the Board of Directors is not present within 30 (thirty) minutes after the time appointed for the meeting, the directors present shall elect one of their members to preside at such meeting.

87.                     The Board of Directors may adopt resolutions, without convening a meeting of the Board of Directors, in any manner permitted by the Law.

88.                     The Board of Directors may hold meetings by use of any means of communication, on condition that all participating directors can hear each other at the same time. In the case of a resolution passed by way of a telephone call or any such other means of communication, a copy of the text of the resolution shall be sent, as soon as possible thereafter, to the directors.

GENERAL POWERS OF THE BOARD OF DIRECTORS

89.                     The supervision of the Company’s affairs shall be in the hands of the Board of Directors, which shall be entitled to exercise all of the powers and authorities and to perform any act and deed which the Company is entitled to exercise and to perform in accordance with its Memorandum of Association and these Articles or according to law, and in respect of which there is no provision or requirement in these Articles, or in the Law or/and in the U.S. Rules, that same be exercised or done by the shareholders in a General Meeting or by a Committee of Directors.

90.                     The Board of Directors may, as it deems fit and subject to any applicable law, delegate to a ~~committee (a “~~Committee of Directors~~”)~~ certain of its powers and authorities, in whole or in part to the fullest extent provided by any applicable law. The curtailment or revocation of the powers and authorities of a Committee of Directors by the Board of Directors shall not invalidate a prior act of such Committee of Directors or an act taken in accordance with its instructions, which would have been valid had the powers and authorities of the Committee of Directors not been altered or revoked by the Board of Directors. Subject to applicable law, a Committee of Directors may be comprised of one (1) director or of several directors, and in the case of a Committee of Directors that is appointed to advise the Board of Directors only, persons who are not directors may be appointed to it. ~~Notwithstanding the foregoing, during the Initial Term, unless otherwise agreed in writing by a majority of the Board of Directors, including at least two Class A Directors and two Class B Directors (other than, for the sake of clarity, the Class A External Director and the Class B External Director), each Committee of Directors shall have an equal number of Class A Directors or Class A External Director, on the one hand, and Class B Directors or Class B External Director, on the other hand. In addition, the powers of any chairman of a Committee of Directors (including the Executive Committee)~~The powers of any chairman of a Committee of Directors with respect to the operation of such committee shall be the same as the Chairman of the Board of Directors hereunder and under the Law, mutatis mutandis.

91.                     The meetings and proceedings of every such Committee of Directors which is comprised of ~~2 (~~two (2) or more members shall be conducted in accordance with the provisions contained in these Articles in regard to the conduct of meetings and proceedings of the Board of Directors to the extent that the same are suitable for such committee, and so long as no provisions have been adopted in replacement thereof by the Board of Directors.

~~92.                     Notwithstanding anything else herein to the contrary, at the Effective Time, the Company shall constitute an Executive Committee whose duties will be to implement the Company’s business strategy and the post-Merger integration following the Effective Time, subject to approval by the Company’s Board of any actions to be taken outside of the ordinary course of the Company’s business. During the Initial Term and unless otherwise resolved by a majority of the Board anytime thereafter (a) the Executive Committee shall consist of four members of the Board of Directors as listed in the Merger Agreement; (b) any vacancies on the Executive Committee during the Initial Term will be filled as follows: should there be a vacancy of a Class A Director or Class A External Director on the Executive Committee, then the Chairman of the Executive Committee shall nominate another director to serve on the committee, with the consent of the Chairman of the Board of Directors, and should there be a vacancy of a Class B Director on the Executive Committee, then the Chairman of the Board of Directors shall nominate another director to serve on the committee, with the consent of the Chairman of the Executive Committee and]; (c) Mr. Elan Jaglom will serve as Chairman of the Executive Committee; and (d) the Company’s Chief Executive Officer will be an observer to the Executive Committee. Unless otherwise resolved by the Executive Committee, the chairman of the Executive Committee may and, upon request of any member serving on the Executive Committee, shall convene a meeting of said committee, and set the agenda thereof. A quorum for a convened meeting shall be a majority of the members thereof. Meetings may be held in the same manner as permitted by Article 88 hereof. The Executive Committee shall record minutes of its meetings.~~

92.                     The Board of Directors may constitute an Executive Committee to oversee the implementation of the Company’s business strategy, subject to approval by the Board of any actions to be taken outside of the ordinary course of the Company’s business, and to exercise such other duties as the Board may resolve from time to time.

RATIFICATION OF ACTIONS

93.                     Subject to the Law, all acts taken in good faith by the Board of Directors and/or a Committee of Directors or by an individual acting as a member thereof shall be valid even if it is subsequently discovered that there was a defect in the appointment of the Board of Directors, the Committee of Directors or the member, as the case may be, or that the members, or one of them, was/were disqualified from being appointed as a director/s or to a Committee of Directors.

94.

94.1.                     The Board of Directors or any Committee of Directors may ratify any act the performance of which at the time of the ratification was within the scope of the authority of the Board of Directors or the relevant Committee of Directors.

94.2.                     The General Meeting shall be entitled to ratify any act taken by the Board of Directors and/or any Committee of Directors without authority or which was tainted by some other defect.

94.3.                     From the time of the ratification, every act ratified as aforesaid, shall be treated as though lawfully performed from the outset.

95.                     The Board of Directors may, from time to time, in its absolute discretion, borrow or secure any amounts of money required by the Company for the conduct of its business.

96.                     The Board of Directors shall be entitled to raise or secure the repayment of an amount obtained by them, in such way and on such conditions and times as they deem fit. The Board of Directors shall be entitled to issue documents of undertaking, such as options, debentures or debenture stock, whether linked or redeemable, convertible debentures or debentures convertible into other securities, or debentures which carry a right to purchase shares or to purchase other securities, or any mortgage, pledge, collateral or other charge over the property of the Company and its undertaking, in whole or in part, whether present or future, including the uncalled share capital or the share capital which has been called but not yet paid.

The deeds of undertaking, debentures of various types or other forms of collateral security may be issued at a discount, at a premium or otherwise and with such preferential or deferred or other rights, as the Board of Directors shall, from time to time, decide.

SIGNING POWERS

97.                     Subject to any other resolution on the subject passed by the Board of Directors, the Company shall be bound only pursuant to a document in writing bearing its seal or its rubber stamp or its printed name, and the signature of whomever may be authorized by the Board of Directors, which shall be entitled to empower any person, either alone or jointly with another, even if he is not a shareholder of the Company or a director, to sign and act in the name and on behalf of the Company.

98.                     The Board of Directors shall be entitled to prescribe separate signing power in regard to different businesses of the Company and in respect of the limit of the amounts in respect of which various persons shall be authorized to sign.

SECRETARY, OFFICE-HOLDERS, CLERKS AND REPRESENTATIVES

99.                     The Board of Directors shall be entitled, from time to time, to appoint, or to delegate to the Chief Executive Officer, either alone or together with other persons designated by the Board of Directors, the ability to appoint Office Holders (other than directors), a Secretary for the Company, employees and agents to such permanent, temporary or special positions, and to specify and change their titles, authorities and duties, and may set, or delegate to the Chief Executive Officer, either alone or together with other persons designated by the Board of Directors, the ability to set salaries, bonuses and other compensation of any employee or agent who is not an Office Holder.  Salaries, bonuses and compensation of Office Holders who are not directors shall be determined and approved by the Chief Executive Officer, and/or in such other manner as may be required from time to time under the Law. The Board of Directors, or the Chief Executive Officer, either alone or together with other persons designated by the Board of Directors, (in the case of any Office Holder, employee or agent appointed thereby), shall be entitled at any time, in its, his or their (as applicable) sole and absolute discretion, to terminate the services of one of more of the foregoing persons (in the case of a director, however, subject to compliance with Article 77 above).

100.              The Board of Directors and the Chief Executive Officer may from time to time and at any time empower any person to serve as representative of the Company for such purposes and with such powers and authorities, instructions and discretions for such period and subject to such conditions as the Board of Directors (or the Chief Executive Officer, as the case may be) shall deem appropriate. The Board of Directors may (or the Chief Executive Officer, as the case may be) grant such person, inter alia, the power to transfer the authority, powers and discretions vested in him, in whole or in part. The Board of Directors may (or the Chief Executive Officer, as the case may be), from time to time, revoke, annul, vary or change any such power or authority, or all such powers or authorities collectively.

DIVIDENDS, BONUS SHARES, FUNDS AND CAPITALIZATION OF FUNDS AND PROFITS

101.              The Board of Directors may, prior to recommending any dividend, set aside out of the profits of the Company such amounts as it deems fit for a reserve fund for extraordinary purposes or for the equalization of dividends or for special dividends, or for the repair, improvement, maintenance or replacement of the property of the Company, or for any other purpose, as the Board of Directors, in its sole and absolute discretion, shall deem expedient.

102.              The Board of Directors shall be entitled to invest the amounts set aside as aforesaid in Article 101 above in any investments whatsoever, as it may deem fit, and from time to time deal with such investments and vary same, and make use thereof, as it deems fit, and it may divide the reserve fund into special funds in such manner as it deems fit, and may utilize a fund or part thereof for the business of the Company, without being obliged to keep same separate from the remaining assets of the Company.

103.              Unless otherwise permitted by the Law, no dividends shall be paid other than out of the Profits of the Company as such term is defined in the Law.

104.              The Board of Directors may decide on the payment of a dividend or on the distribution of bonus shares.

105.              A dividend in cash or bonus shares shall be paid or distributed, as the case may be, equally to the holders of the Ordinary Shares registered in the Register, pro rata to the nominal amount of capital paid up or credited as paid up on the shares, without reference to any premium which may have been paid thereon. However an amount paid on account of a share prior to the payment thereof having been called, or prior to the due date for payment thereof, and on which the Company is paying interest, shall not be taken into account for purposes of this Article as an amount paid-up on account of the share.

106.              Unless other instructions are given, it shall be permissible to pay any dividend by way of a check or payment order to be sent by post to the registered address of the shareholder or the Person entitled thereto, or in the case of joint shareholders being registered, to the shareholder whose name stands first in the Register in relation to the joint shareholding. Every such check shall be made in favor of the person to whom it is sent. A receipt by the person whose name, on the date of declaration of the dividend, was registered in the Register as the owner of the shares, or in the case of joint holders, by one of the joint holders, shall serve as a discharge with regard to all the payments made in connection with such share.

The directors shall be entitled to invest any dividend which has not been claimed for a period of ~~1 (~~one (1) year after having been declared, or to make use thereof in any other way for the benefit of the Company until such time as it is claimed. The Company shall not be obliged to pay interest or linkage in respect of an unclaimed dividend.

107.              Unless otherwise specified in the terms of issue of shares or of securities convertible into, or which grant a right to purchase, shares, any shares that are fully paid-up or credited as paid-up shall at any time confer on their holders the right to participate in the full dividends and in any other distribution for which the determining date for the right to receive the same is the date at which the aforesaid shares were fully paid-up or credited as fully paid-up, as the case may be, or subsequent to such date.

108.              A dividend or other beneficial rights in respect of shares shall not bear interest.

109.              The Board of Directors shall be entitled to deduct from any dividend or other beneficial rights, all amounts of money which the holder of the share in respect of which the dividend is payable or in respect of which the other beneficial rights were given, may owe to the Company in respect of such share, whether or not the due date for payment thereof has arrived.

110.              The Board of Directors shall be entitled to retain any dividend or bonus shares or other beneficial rights in respect of a share in relation to which the Company has a lien, and to utilize any such amount or the proceeds received from the sale of any bonus shares or other beneficial rights, for the discharge of the debts or liabilities in respect of which the Company has a lien.

111.              The Board of Directors may decide that a dividend is to be paid in whole or in part, by way of a distribution of assets of the Company in kind, including by way of debentures or debenture stock of the Company, or shares or debentures or debenture stock of any other company, or in any other way.

112.

112.1.              The Board of Directors may, at any time and from time to time, decide that any portion of the amounts standing for the time being to the credit of any capital fund (including a fund created as a result of a revaluation of the assets of the Company), or which are held by the Company as Profits available for distribution, shall be capitalized for distribution subject to and in accordance with the provisions of the Law and of these Articles, amongst those shareholders who are entitled thereto and pro rata to their entitlement under these Articles, provided that the same shall not be paid in cash but shall serve for the payment up in full either at par or with a premium as prescribed by the Company, of shares which have not yet been issued or of debentures of the Company which shall be allotted and distributed amongst the shareholders in the aforesaid ratio as fully paid-up shares or debentures.

112.2.              The Board of Directors shall be entitled to distribute bonus shares and to decide that the bonus shares shall be of the same class which confers on the shareholders or the Persons entitled thereto the right to participate in the distribution of bonus shares, or may decide that the bonus shares shall be of a uniform class to be distributed to each of the shareholders or Persons entitled to shares as aforesaid, without reference to the class of shares conferring the right to participate in the distribution on the holders of the shares or the Persons entitled thereto as aforesaid.

113.

113.1.              In every case that the Company issues bonus shares by way of a capitalization of profits or funds at a time at which securities issued by the Company are in circulation and confer on the holders thereof rights to convert the same into shares in the share capital of the Company, or options to purchase shares in the share capital of the Company (such rights of conversion or options shall henceforth be referred to as the “Rights”), the Board of Directors shall be entitled (in a case that the Rights or part thereof shall not be otherwise adjusted in accordance with the terms of their issue) to transfer to a special fund designated for the distribution of bonus shares in the future (to be called by any name that the Board of Directors may decide on and which shall henceforth be referred to as the “Special Fund”) an amount equivalent to the nominal amount of the share capital to which some or all of the Rights holders would have been entitled as a result of the issue of bonus shares, had they exercised their Rights prior to the determining date for the right to receive bonus shares, including rights to fractions of bonus shares, and in the case of a second or additional distribution of bonus shares in respect of which the Company acts pursuant to this Article, including entitlement stemming from a previous distribution of bonus shares.

113.2.              In the case of the allotment of shares by the Company as a consequence of the exercise of entitlement by the owners of shares in those cases in which the Board of Directors has made a transfer to the Special Fund in respect of the Rights pursuant to Article 113.1 above, the Board of Directors shall allot to each such shareholder, in addition to the shares to which he is entitled by virtue of having exercised his rights, such number of fully paid-up shares the nominal value of which is equivalent to the amount transferred to the Special Fund in respect of his rights, by way of a capitalization to be effected by the Board of Directors of an appropriate amount out of the Special Fund.  The Board of Directors shall be entitled to decide on the manner of dealing with rights to fractions of shares in its sole discretion.

113.3.              If after any transfer to the Special Fund has been made the Rights should lapse, or the period should end for the exercise of Rights in respect of which the transfer was effected without such Rights being exercised, then any amount which was transferred to the Special Fund in respect of the aforesaid unexercised Rights shall be released from the Special Fund, and the Company may deal with the amount so released in any manner it would have been entitled to deal therewith had such amount not been transferred to the Special Fund.

114.              For the implementation of any resolution regarding a distribution of shares or debentures by way of a capitalization of profits as aforesaid, the Board of Directors may:

114.1.              Resolve any difficulty which arises or may arise in regard to the distribution in such manner as it deems fit and may take all of the steps that it deems expedient in order to overcome such difficulty.

114.2.              Issue certificates in respect of fractions of shares, or decide that fractions of less than an amount to be decided by the Board of Directors shall not be taken into account for purposes of adjusting the rights of the shareholders or may sell the fractions of shares and pay the proceeds (net) to the Persons entitled thereto.

114.3.              Sign, or appoint a Person to sign, on behalf of the shareholders on any contract or other document which may be required for purposes of giving effect to the distribution, and, in particular, shall be entitled to sign or appoint a Person who shall be entitled to appoint and submit a contract as referred to in Sections 291 and 292 of the Law.

114.4.              Make any arrangement or other scheme which is required in the opinion of the Board of Directors in order to facilitate the distribution.

115.              The Board of Directors shall be entitled, as it deems appropriate and expedient, to appoint trustees or nominees for those registered shareholders who have failed to notify the Company of a change of their address and who have not applied to the Company in order to receive dividends, shares or debentures out of capital, or other benefits during the aforesaid period. Such trustees or nominees shall be appointed for the use, collection or receipt of dividends, shares or debentures out of capital and rights to subscribe for shares which have not yet been issued and which are offered to the shareholders but they shall not be entitled to transfer the shares in respect of which they were appointed, or to vote on the basis of holding such shares.  In all of the terms and conditions governing such trusts and the appointment of such nominees it shall be stipulated by the Company that upon the first demand by a beneficial holder of a share being held by the trustee or nominee, such trustee or nominee shall be obliged to return to such shareholder the share in question and/or all of those rights held by it on the shareholder’s behalf (all as the case may be). Any act or arrangement effected by any such nominees or trustee and any agreement between the Board of Directors and a nominee or trustee shall be valid and binding in all respects.

116.              The Board of Directors may from time to time prescribe the manner for payment of dividends or the distribution of bonus shares and the arrangement connected therewith. Without derogating from the generality of the foregoing, the Board of Directors shall be entitled to pay any dividends or moneys in respect of shares by sending a check via the mails to the address of the holder of registered shares according to the address registered in the register of shareholders of the Company. Any dispatch of a check as aforesaid shall be done at the risk of the shareholder.

In those cases in which the Board of Directors specifies the payment of a dividend, distribution of shares or debentures out of capital, or the grant of a right to subscribe for shares which have not yet been issued and which are offered to the shareholders against the delivery of an appropriate coupon attached to any share certificate, such payment, distribution or grant of right to subscribe against a suitable coupon to the holder of such coupon, shall constitute a discharge of the Company’s debt in respect of such operation as against any person claiming a right to such payment, distribution or grant of right to subscribe, as the case may be.

117.              If two (2) or more Persons are registered as joint holders of a share, each of them shall be entitled to give a valid receipt in respect of any dividend, share or debenture out of capital, or other moneys, or benefits, paid or granted in respect of such share.

BOOKS OF THE COMPANY

118.              The Board of Directors shall comply with all the provisions of the Law in regard to the recording of charges and the keeping and maintaining of a register of directors, register of shareholders and register of charges.

119.              Any book, register and record that the Company is obliged to keep in accordance with the Law or pursuant to these Articles shall be recorded in a regular book, or by technical, mechanical or other means, as the Board of Directors shall decide.

120.              Subject to and in accordance with the provisions of Sections 138 to 139, inclusive, of the Law, the Company may cause supplementary registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

BOOKS OF ACCOUNT

121.              The Board of Directors shall keep proper books of account in accordance with the provisions of the Law. The books of account shall be kept at the Office, or at such other place or places as the Board of Directors shall deem expedient, and shall at all times be open to the inspection of members of the Board of Directors. A shareholder of the Company who is not a member of the Board of Directors shall not have the right to inspect any books or accounts or documents of the Company, unless such right has been expressly granted to him by the Law, or if he has been permitted to do so by the Board of Directors or by the shareholders based on a Resolution adopted at a General Meeting.

122.              The Board of Directors shall from time to time arrange and submit to the General Meeting a balance sheet and statement of income of the Company.

A copy of the balance sheet and the statement of income shall be delivered to the shareholders registered in the Register in the manner prescribed in regard to the giving of notices, at least seven days prior to the meeting.

The provisions of this Article shall not make it obligatory to send a copy of the aforesaid documents to a shareholder whose address is unknown to the Company, or to more than one joint holder of a share. Any shareholder to whom a copy of the aforesaid documents is not sent, and also a person who produces to the Company a certificate from a bank to the effect that shares of the Company are held for him at such bank, shall be entitled to request to receive copies of such documents at the Office of the Company.

123.              At least once each year the accounts of the Company and the correctness of the statement of income and the balance sheet shall be audited and confirmed by an independent auditor or auditors.

124.              The Company shall, in an annual General Meeting, appoint an independent auditor or auditors who shall hold such position until the next annual General Meeting, and their appointment, remuneration and rights and duties shall be subject to the provisions of the Law, provided, however, that in exercising its authority to fix the remuneration of the ~~auditor~~Auditor(s), the shareholders in an annual General Meeting may, by a Resolution, act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors to fix such remuneration subject to such criteria or standards, if any, as may be provided in such Resolution, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with both the volume and nature of the services rendered by the ~~auditor~~Auditor(s).  By an act appointing such ~~auditors~~Auditors, the Company may appoint the auditor(s) to serve for a period of up to the end of completion of the audit of the yearly financial statements for the three (3) year period then ended.

125.              The ~~auditors~~Auditors shall be entitled to receive notices of every General Meeting of the Company and to attend such meetings and to express their opinions on all matters pertaining to their function as the ~~auditors~~Auditors of the Company.

126.              Subject to the provisions of the Law and the U.S. Rules, any act carried out by the ~~auditors~~Auditors of the Company shall be valid as against any person doing business in good faith with the Company, notwithstanding any defect in the appointment or qualification of the ~~auditors~~Auditors.

127.              For as long as the Company is a Public Company, as defined in the Law, it shall appoint an internal auditor possessing the authorities set forth in the Law. The internal auditor of the Company shall present all of its proposed work plans to the Audit Committee of Directors, which shall have the authority to approve them, subject to any modifications in its discretion.

NOTICES

128.

128.1.              The Company may serve any written notice or other document on a shareholder by way of delivery by hand, by facsimile transmission or by dispatch by prepaid registered mail to his address as recorded in the Register, or if there is no such recorded address, to the address given by him, her or it to the Company for the sending of notices ~~to him~~.

128.2.              Any shareholder may serve any written notice or other document on the Company by way of delivery by hand at the Office, by facsimile transmission to the Company or by dispatch by prepaid registered mail to the Company at the Office.

128.3.              Any notice or document which is delivered or sent to a shareholder in accordance with these Articles shall be deemed to have been duly delivered and sent in respect of the shares held by him (whether in respect of shares held by him alone or jointly with others), notwithstanding the fact that such shareholder has died or been declared bankrupt at such time (whether or not the Company knew of his death or bankruptcy), and shall be deemed to be sufficient delivery or dispatch to heirs, trustees, administrators or transferees and any other persons (if any) who have a right in the shares.

128.4.              Any such notice or other document shall be deemed to have been served:

128.4.1.             in the case of mailing, 48 hours after it has been posted, or when actually received by the addressee if sooner than 48 hours after it has been posted;

128.4.2.             in the case of overnight air courier, on the next day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner;

128.4.3.             in the case of personal delivery, when actually tendered in person to such shareholder;

128.4.4.             in the case of facsimile or other electronic transmission (including email), the next day following the date on which the sender receives automatic electronic confirmation by the recipient’s facsimile machine or computer or other device that such notice was received by the addressee; or

128.4.5.             in the case a notice is, in fact, received by the addressee, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 128.

129.              Any shareholder whose address is not described in the Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.  In the case of joint holders of a share, the Company shall be entitled to deliver a notice by dispatch to the joint holder whose name stands first in the Register in respect of such share.

130.              Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting, containing the information required by applicable law and these Articles to be set forth therein, that is published, within the time otherwise required for giving notice of such meeting, in a press release via an international wire service and furnished in a Report of Foreign Private Issuer on Form 6-K (or an equivalent form subsequently adopted by the SEC) to the SEC shall be deemed to be notice of such meeting duly given, for the purposes of these Articles, to any Shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located either inside or outside the State of Israel, if the Company’s shares are then listed for trading on a national securities exchange in the United States or quoted in an over-the-counter market in the United States.

~~130.~~131.                          Whenever it is necessary to give notice of a particular number of days or a notice for another period, the day of delivery shall be counted in the number of calendar days or the period, unless otherwise specified.

~~131                 Written notice by the Company of a General Meeting, containing the information required to be set forth in such notice under these Articles, shall be delivered to every shareholder on the Register at least 21 (twenty-one) days prior to its being convened and otherwise as provided in Section 69 of the Companies Law.~~

INSURANCE, INDEMNITY AND EXCULPATION

132.              Subject to the provisions of the Law, the Company shall be entitled to enter into a contract to insure all or part of the liability of an Office Holder of the Company, imposed on him in consequence of an act which he has performed by virtue of being an Office Holder, in respect of any of the following:

132.1.              The breach of a duty of care to the Company or to any other Person;

132.2.              The breach of a fiduciary duty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds for believing that the action would not adversely affect the best interests of the Company;

132.3.              A pecuniary liability imposed on him in favor of any other person in respect of an act done in his capacity as an Office Holder.

133.              Subject to the provisions of the Law, the Company shall be entitled to indemnify an Office Holder of the Company, to the fullest extent permitted by the Law.  Subject to the provisions of the Law, including the receipt of all approvals as required therein or under any applicable law, the Company may resolve retroactively to indemnify an Office Holder with respect to the following liabilities and expenses, provided, in each of the below cases, that such liabilities or expenses were incurred by such Office Holder in such Office Holder’s capacity as an Office Holder of the Company:

133.1.              a monetary liability imposed on him in favor of a third party in any judgment, including any settlement confirmed as judgment and an arbitrator’s award which has been confirmed by the court, in respect of an act performed by the Office Holder by virtue of the Office Holder being an Office Holder of the Company; provided, however, that: (a) any indemnification undertaking with respect to the foregoing shall be limited (i) to events which, in the opinion of the Board of Directors, are foreseeable in light of the Company’s actual operations at the time of the granting of the indemnification undertaking and (ii) to an amount or by criteria determined by the Board of Directors to be reasonable in the given circumstances; and (b) the events that in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations at the time of the granting of the indemnification undertaking are listed in the indemnification undertaking together with the amount or criteria determined by the Board of Directors to be reasonable in the given circumstances;

133.2.              reasonable litigation expenses, including legal fees, paid for by the Office Holder, in an investigation or proceeding conducted against such Office Holder by an agency authorized to conduct such investigation or proceeding, and which investigation or proceeding: (i) concluded without the filing of an indictment against such Office Holder and without there having been a monetary liability imposed against such Office Holder in lieu of a criminal proceeding; (ii) concluded without the filing of an indictment against such Office Holder but with there having been a monetary liability imposed against such Office Holder in lieu of a criminal proceeding for an offense that does not require proof of criminal intent; or (iii) involves financial sanction; and

133.3.              reasonable litigation expenses, including legal fees, paid for by the Office Holder, or which the Office Holder is obligated to pay under a court order, in a proceeding brought against the Office Holder by the Company, or on its behalf, or by a third party, or in a criminal proceeding in which the Office Holder is found innocent, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

133.4.              For purposes of Article 133.2 above:

133.4.1.             the “conclusion of a proceeding without the filing of an indictment” regarding a matter in which a criminal proceeding was initiated, means the closing of a file pursuant to Section 62 of the Israeli Criminal Procedure Law [Consolidated Version], 5742-1982 (the “Criminal Procedure Law”) or a stay of process by Israel’s Attorney General pursuant to Section 231 of the Criminal Procedure Law; and

133.4.2.             a “monetary liability imposed…in lieu of a criminal proceeding” means a monetary obligation imposed by law as an alternative to a criminal proceeding, including, without limitation, an administrative fine pursuant to the Israeli Administrative Offenses Law, 5746-1982, a fine for committing an offense categorized as a finable offense pursuant to the provisions of the Criminal Procedure Law, or a penalty.

133.5.              The Company may undertake to indemnify an Office Holder as aforesaid: (i) prospectively, provided that the undertaking is limited to categories of events which in the opinion of the Board of Directors can be foreseen when the undertaking to indemnify is given, and to an amount set by the Board of Directors as reasonable under the circumstances, and (ii) retroactively.

134.              Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may, to the maximum extent permitted by law, exempt and release, in advance, any Office Holder from any liability for damages arising out of a breach of a duty of care towards the Company.

135.

~~136.~~

~~136.1.~~135.1.       Any amendment to the Companies Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to Articles 132 to 134 and any amendments to Articles 132 to 134 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

~~136.2.~~135.2.       The provisions of Articles 132 to 134 are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification and/or exculpation, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

WINDING-UP AND REORGANIZATION

~~137.~~136.                          Should the Company be wound up and the assets of the Company made available for distribution among shareholders be insufficient to repay all of the Company’s paid-up capital, such assets shall be divided in a manner whereby the losses shall, as far as possible, be borne by the shareholders pro rata to the nominal value of the paid-up capital on the shares held by each of them, and, if at the time of the winding-up, the property of the Company available for distribution among the shareholders should exceed the amount sufficient for the repayment of the full nominal value of the paid-up capital at the time of commencement of the winding-up, the surplus shall be distributed to the shareholders pro rata to the paid-up capital held by each of them.  In furtherance of the foregoing, the holders of Ordinary Shares shall be entitled to share equally, on a per share basis, all assets of the Company of whatever kind available for distribution to the holders of Ordinary Shares upon such winding up.

~~138.~~137.                          Upon the sale of the Company’s assets, the directors may, or in the case of a liquidation, the liquidators may, if authorized to do so by a Resolution of the Company, accept fully or partly paid-up shares, or securities of another company, Israeli or non-Israeli, whether in existence at such time or about to be formed, in order to purchase the property of the Company, or part thereof, and to the extent permitted under the Law, the directors may (or in the case of a liquidation, the liquidators may) distribute the aforesaid shares or securities or any other property of the Company among the shareholders without realizing the same, or may deposit the same in the hands of trustees for the shareholders, and the General Meeting by a Resolution may decide, subject to the provisions of the Law, on the distribution or allotment of cash, shares or other securities, or the property of the Company and on the valuation of the aforesaid securities or property at such price and in such manner as the shareholders at such General Meeting shall decide, and all of the shareholders shall be obliged to accept any valuation or distribution determined as aforesaid and to waive their rights in this regard, except, in a case in which the Company is about to be wound-up and is in the process of liquidation, for those legal rights (if any) which, according to the provisions of the Law, may not be changed or modified.

~~SPECIAL VOTE RELATING TO INITIAL TERM~~

~~139.              During the Initial Term, the provisions of any Article under these Articles which applies only during the Initial Term, including, without limitation, Articles 74, 77.2.1, 79, 80, 81, 91, 99 and this Article 138, may only by amended, replaced or suspended by a Resolution adopted by a majority of 75% of the voting power in the Company.~~

Appendix B

Stratasys Ltd.

Compensation Policy for Executive Officers and Directors

~~August 5, 2013~~ December 22, 2014

This document sets forth the compensation policy of Stratasys Ltd. and its subsidiaries (collectively, “Stratasys” or the “Company”) for its executive officers and directors.

For purposes of this policy, “executive officers” shall mean “office holders,” as such term is defined in the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), including Stratasys’ Chief Executive Officer (the “CEO”) and Executive Vice Presidents, but excluding Stratasys’ directors, unless otherwise expressly indicated (as referenced above, directors are, nevertheless, subject to this policy).  It is hereby clarified that this policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from provisions of applicable law that may not be limited or derogated from. Pursuant to the Israeli Companies Law, shareholder approval is generally required to approve compensation to Stratasys’ CEO and its directors.

The Compensation Committee of Stratasys’ Board of Directors (the “Committee”) and Stratasys’ Board of Directors (the “Board”) will periodically review this policy to ensure that its provisions and implementation are aligned with the Company’s compensation philosophy and with applicable legal and regulatory requirements. This policy shall apply to any compensation arrangement (including amendment of an existing compensation arrangement) of an executive officer or director that is approved following its adoption by the Company’s shareholders, and shall not impact, in any manner, any compensation arrangement approved prior to such adoption.

Compensation Objectives

Stratasys executive officers’ compensation objectives, as outlined below, should be designed to: (i) encourage pay-for-performance; (ii) align executive officers’ interests with those of the Company and its shareholders over the long term; (iii) encourage balanced risk management; and (iv) provide a competitive compensation package.

Pay-for-performance: Stratasys aims to incentivize its executive officers by strengthening the link between their compensation and performance. Therefore, a significant portion of the total compensation package provided to executive officers is based on measures that reflect both Stratasys’ short- and long-term performance, as well as the executive officer’s individual performance and impact on shareholder value. In order to strengthen this link, Stratasys defines clear and measurable quantitative and qualitative objectives that, in combination, are expected to improve Company results and returns to shareholders.

Aligning executive officers’ interests with those of the Company and its shareholders: In order to promote retention and motivate executive officers to focus on long-term objectives and performance of the Company’s shares, a portion of the compensation packages of Stratasys’ executive officers should be comprised of equity-based compensation, in order to create a direct link between the interests of executive officers and the interests of Stratasys and its shareholders.

Risk management: Compensation is generally intended to be structured in a manner that creates an incentive to deliver high performance (both long- and short-term) while taking into account Stratasys’ risk management philosophy and without undue pressure to take excessive risks, thus leading to a balanced and effective risk-taking approach. This may be achieved by using tools such as (i) placing maximum thresholds on eligibility for selected short- and long-term incentives; (ii) using key performance indicators that are designed to reduce incentives to take excessive risks; and (iii) granting a mix of equity-based compensation types that have long-term vesting schedules, which tie the awards to a longer performance cycle.

Competitiveness: Stratasys competes with global and emerging companies to attract and retain highly talented professionals with the capabilities to promote creativity, manage its complex business and worldwide operations and execute its strategy. For these reasons, the total compensation package for Stratasys executive officers should generally be targeted to be competitive with Stratasys’ peer group, which includes similar companies, as well as companies that compete with Stratasys for similar talent and companies in the relevant geographical location. Executive officers’ total compensation may deviate from the target level as required to attract or retain certain individuals or reflect their respective characteristics or performance.

Stratasys’ executive officer compensation philosophy also values the following principles:

•                  Promotion of the Company’s goals and supporting Stratasys’ business strategy and Annual Operating Plan (the “AOP”);

•                  Paying employees equitably relative to one another based on their roles and responsibilities, educational background, skills, expertise, prior professional experience, achievements, seniority and location;

•                  Embedding a culture of high performance with high integrity; and

•                  Encouraging good corporate governance practices.

Stratasys’ executive officer compensation policy also acknowledges the past compensation practices of the two constituent companies that were merged in 2012 to form what is currently Stratasys, as well as other corporate transactions that may occur from time to time with their own unique legacies and circumstances.

Compensation Elements

Stratasys’ executive officers’ compensation packages should generally be composed of the following elements:

•                  Base salary

•                  Cash bonuses

•                  Equity-based compensation

•                  Benefits and perquisites

•                  Retirement and severance arrangements

Stratasys’ target ranges for the allocation of annual compensation of its executive officers among base salary, annual cash bonuses and equity-based compensation is set forth in the table below:

Element	Target Range for Percentage of Total Annual Compensation
Base Salary	15%- 50%
Annual Cash Bonus	15%-35%
Equity-Based Compensation	30%-70%

The target ranges express the optimal pay mix in the event that all performance measures are achieved at target levels and provided all compensation elements detailed in the table above are granted with respect to a given year. Performance in any given year that is lower than target levels or exceeds target levels may result in no payout or a payout outside of the range of percentages detailed above.

The target compensation mix supports the core principles of Stratasys’ executive officer compensation philosophy of compensating executive officers for performance and aligning their interests with those of the Company and its shareholders, by emphasizing short- and long-term incentives, while considering the fact that different circumstances may warrant different target pay mixes. A large portion of an executive officer’s compensation should therefore be targeted to be “pay at risk” tied to key metrics or other performance criteria of the Company’s growth, consistent with the approach taken by global companies and taking into account that the Company may see fit to incentivize its executive officers to realize key strategic opportunities and pursue innovative strategies, while taking into account measures to mitigate such risk in accordance with its risk management policy.

Set forth below is a description of each of the compensation elements.

Base Salary

Purpose: Base salaries provide stable compensation to executive officers and allow the Company to attract and retain competent executive talent and to maintain a stable management team. Base salaries vary among executive officers and will be individually determined according to each executive officer’s experience and areas of responsibility based on a variety of considerations, including:

•                  Professional background: education, knowledge, skills, expertise, professional experience and achievements.

•                  Competitiveness: the base salary of executive officers should be evaluated periodically by conducting external benchmarking using a defined peer group, selected according to size, industry, global footprint, nature of activities and competitors for similar talent, as well as the relevant geographical location, as further detailed under “External and Internal Considerations” below.

•                  Reasonableness within the Organization: the variation in the relative base salary among the executive officers may reflect the differences in their position, education, scope of responsibilities, location, previous experience in similar roles and their contribution to attainment of Stratasys’ goals, as well as certain legacy matters and special circumstances.

Adjustments to base salary: The Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), may from time to time consider and approve base salary adjustments for executive officers. The main considerations for a salary adjustment are similar to those used in initially determining base salary, and may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Committee and the Board may also consider the previous and existing compensation arrangements of the executive officer whose base salary is being considered for adjustment.

Fixed one-time grant: In addition to the base salary and notwithstanding the section entitled “Equity-Based Compensation” below, in circumstances deemed appropriate by the Committee and the Board (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)), executive officers may be awarded an additional fixed one-time cash or equity-based ~~grants~~grant upon recruitment or promotion, subject to the discretion of the Committee and the Board.  The maximum amount for any equity-based grant pursuant to this paragraph shall be equal to the economic value of options to purchase 300,000 shares (subject to standard adjustment for changes in capitalization such as stock splits) at the time of grant with the value of such options to be calculated on the basis of an customary market-accepted valuation formula, such as Black-Scholes, or the equivalent economic value in equity-settled restricted stock units (RSUs) or equity-settled performance share units (PSUs) or any combination thereof.

Cash Bonuses

Purpose: The annual cash bonus component aims to ensure that the executive officer is aligned in achieving the Company’s overall annual goals, as well as the executive officer’s individual annual goals. Annual cash bonuses are, therefore, a strictly pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

General: Subsequent to approval of the Company’s AOP at the beginning of each calendar year, the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), shall determine the performance criteria taking into account short- and long-term goals, as well as the Company’s risk management policy. In special circumstances, as determined by the Committee and the Board (e.g., regulatory changes, significant changes in business environment), the Committee and the Board may modify the objectives and/or their relative weights during the calendar year. To the extent permitted by law hereafter, the CEO may determine the performance criteria or considerations for executive officers reporting to him.

Performance criteria: Quantitative and qualitative performance criteria will be used to determine annual cash bonus eligibility, using key performance indicators. Subject to the discretion of the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), such performance criteria will generally be determined based on the AOP and the long-range plan approved by the Board, and will be structured in order to take into account Stratasys’ short- and long-term goals. These performance criteria, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be categorized in three main areas, as described below:

•                  Between 60% and 80% — overall Company performance criteria, which are based on actual financial and operational results, such as net revenues, sales, operating profit, earnings per share (EPS) and cash flow;

•                  Between 15% and 25% — business unit/ regional/ area of responsibility performance criteria, which are tailored to the specific characteristics of each unit and are aligned with the goals set forth in Stratasys’ annual operating plan and long-range plan; and

•                  Up to 20% — quantitative and qualitative individual performance criteria, which are based on specific pre-defined competencies and behaviors as well as the achievement of specific pre-defined goals determined for each individual executive officer.

When determining the allocation of these criteria, the Committee and the Board will consider (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)): (i) emphasizing the high level of accountability to overall Company performance and financial results expected of each executive officer; (ii) creating a personal link between each executive officer’s compensation and the achievement of the corporate goals; (iii) creating a personal link between each executive officer’s compensation and the achievement of business unit goals under his or her responsibility; and (iv) driving individuals to a high-performance culture.

Stratasys’ CEO’s performance will generally be measured as described below:

•                  Between 80% and 85% — overall Company performance criteria, similar to those determined for other executive officers (as stated above), reflecting the importance of the CEO’s leadership role and the CEO’s responsibility and contribution, which relate to overall Company performance; and

•                  Between 15% and 20% — discretionary evaluation of the CEO’s performance by the Committee and the Board based on quantitative and qualitative criteria.

Parameters: To the extent not already determined in accordance with the criteria below, annual cash bonus parameters will be determined by the Committee and the Board, as applicable, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), taking into account Stratasys’ short- and long-term goals, as well as its risk management policy.

(i) Thresholds — achievement of less than 80% of an executive officer’s performance criteria in a given year (and with respect to the CEO, 85%) will prevent such executive officer from qualifying for an annual cash bonus.

(ii) Target Bonus — the target bonus, which is the annual cash bonus amount that an executive officer will be entitled to receive upon achievement of 100% of his or her performance criteria, will be equal to 50% to 100% of the executive officer’s annual salary as determined by the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO). The target bonus for the CEO will be 120% of the CEO’s annual salary.

(iii) Maximum Bonus — the maximum bonus, which is the maximum annual cash bonus amount that an executive officer will be entitled to receive upon achievement of at least 120% of his or her performance criteria and considerations for any given calendar year, will not exceed 150% of such executive officer’s annual salary.

(iv) Payout Formula — the formula for calculating the annual cash bonus payout at the end of the year shall utilize the target bonus level (which is based upon achievement of 100% of performance criteria) and the thresholds for payment of minimum (achievement of 80% or, in the case of the CEO, 85%, of performance criteria) and maximum (achievement of 120% of performance criteria) bonus amounts and shall compute the bonus payout on a linear basis. The formula may result in a partial bonus payout in the event that an executive officer achieves less than 100% (but not less than 80%, and with respect to the CEO, 85%) of his or her performance criteria.  Under the formula, achievement of performance criteria at the following levels shall result in the following payout levels (as a percentage of target bonus) for all other executive officers and for the CEO, respectively:

Percentage of Performance Criteria Achieved		Percentage of Target Bonus to be Awarded
All Other Executive Officers	CEO	All Other Executive Officers	CEO
80%	85%	0%	0%
90%	92.5%	50%	50%
100%	100%	100%	100%
110%	110%	125%	125%
120%	120%	150%	150%

(v) Budget — the Committee and the Board may set an annual budget for annual cash bonuses awarded to executive officers.

The annual cash bonus parameters are intended to drive motivation and performance continuously higher, while the maximum payout ceiling provides a risk management mechanism that protects Stratasys from excessive risk taking to achieve short-term results that could expose Stratasys to risk in the long term, and aligns target-setting with the pre-defined risk profile of Stratasys.

As a condition for entitlement to an annual cash bonus, an executive officer must be employed at the Company as of the fiscal year-end and must have a period of employment with the Company of at least six (6) calendar months as of such time, provided that employment for less than a full year as of the fiscal year-end shall entitle the officer only to a pro-rated portion of the annual bonus that would otherwise be payable on the basis of the officer’s overall compensation. Notwithstanding the foregoing, in the event of an executive officer’s termination of service or employment during the fiscal year, such executive officer may, nevertheless, be entitled, at the Committee’s and the Board’s discretion, to a partial cash bonus pro-rated to the portion of the year during which such executive officer was employed by the Company, as shall be determined by the Committee and Board.

In addition to the annual cash bonus, in special cases, the Committee and the Board, as applicable, may determine that an executive officer is also entitled to other cash bonuses for completion of a certain achievement or assignment. Such other cash bonuses will also allow Stratasys the flexibility to adapt to unexpected or unaccounted for events or occurrences. The conditions for receipt of such other cash bonuses and the method of calculation thereof will be determined by the Committee and the Board, and to the extent permitted by law, by the Chief Executive Officer, as applicable. Notwithstanding, the Committee and the Board may grant other cash bonuses for significant or extraordinary achievements or efforts that produced an exceptional result, based solely on their discretion, provided that the total amount of other (i.e., in addition to annual) cash bonuses awarded to an executive officer for any given year will not exceed 50% of such executive officer’s annual base salary.

Equity-Based Compensation

Purpose: Equity-based compensation is intended to reward for future performance, as reflected by the market price of Stratasys ordinary shares and/or other performance criteria, and is used to foster a long-term link between executive officers’ interests and the interests of the Company and its shareholders as well as to attract, motivate and retain executive officers for the long term by:

•                  Providing executive officers with a meaningful interest in Stratasys’ share performance;

•                  Linking equity-based compensation to potential and sustained performance; and

•                  Spreading benefits over time through the vesting period mechanism.

Equity grant determinations: Equity-based awards will generally be granted to executive officers on an annual basis, and at such other times as the Committee and the Board deem appropriate, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), including for newly hired or promoted executive officers. Notwithstanding the foregoing, the Committee and the Board may determine with respect to a specific year that no equity-based awards will be granted to all or any particular executive officers.

Equity-based awards will be granted pursuant to the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan and/or any other long-term incentive plan(s) that Stratasys may adopt in the future and generally on terms and conditions provided for therein and as determined by the Committee and the Board on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), provided that any such terms and conditions are in line with the following:

(a)        Time-based equity awards: Equity-based awards structured as time-based equity-based awards (aimed to reward long-term performance, as reflected by the market price of Stratasys ordinary shares) will include a time-vesting period. Equity-based awards will have an overall exercise term of several years, structured in order to retain executive officers and maintain their commitment to increasing Company and shareholder value over the long term. These types of awards may include stock options and/or restricted stock units.

(b)        Performance-based equity awards: Equity-based awards structured as performance-based awards will vest upon the achievement of pre-determined performance criteria. The amount of such performance-based awards may also be subject to achievement of such pre-determined performance criteria. Performance measurement periods for performance-based equity awards will be for specified periods that express the long-term performance goals that Stratasys wishes to achieve. Following the performance measurement period, additional time-based vesting requirements may also apply. The vesting criteria for performance-based equity awards will be based on performance criteria, such as financial parameters and/or stock performance parameters, which may be determined as an absolute parameter (e.g., earnings per share (EPS), total shareholder return (TSR), or stock price) and/or as a parameter that is relative to a peer group (e.g., ratio of TSR to peer group TSR). These types of awards may include performance stock units and/or market stock units.

(c)         Vesting of equity-based awards: Generally, the vesting period of an option award will commence one year following the grant date an d will continue on a quarterly basis over the course of the remaining ~~a four~~ three-year vesting period therafter until the award is fully vested. The vesting period for an award of restricted stock units (RSUs~~)~~ will generally commence two years following the grant date and will continue on a quarterly basis over the course of a year vesting period therafter until the award is fully vested.  An award of performance stock units (if granted) will generally vest over the course of a three year vesting period from the date of grant.

The target monetary grant date value of executive officers’ equity-based grants will be determined by the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), taking into account, inter alia, Stratasys’ pay mix targets, the desired mix of equity-based vehicles, the executive officer’s contribution to Company performance and desired competitive compensation levels. In concert with establishing the target monetary grant-date value, the Committee and the Board will also determine (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)) the mix of equity-based vehicles for each grant, which may include various types of time-based and performance-based equity-based vehicles, including, but not limited to, stock options, restricted stock units, performance stock units, market stock units and/or other share-based awards. The value of each type of equity-based vehicle will be determined in accordance with accepted valuation and accounting principles, as they apply to the relevant type of equity-based vehicle. The mix of equity vehicles and the relative weight assigned to each type of equity-based vehicle out of the total equity-based grant will be structured to enhance the executive officers’ commitment to increasing Company and shareholder value and will be designed to encourage balanced and effective business risk-taking. The Committee and the Board may change the allocation and elements of the equity mix from time to time.

Caps on equity-based compensation:

•             Equity budget — the Committee and the Board (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)) may set an annual budget for equity-based compensation awarded to executive officers.

•             Cap at grant date — the total monetary grant date value of ~~all~~the equity-based compensation awarded to a single executive officer per annum shall not exceed US~~$1.~~$6.0M ~~(and with respect to the CEO, US$4.0M)~~ and shall not exceed ~~[~~80%~~]~~ of each executive officer’s total compensation package in a given calendar year, except as otherwise specified in this Policy.

Retirement and Severance Arrangements

Purpose: Depending on the circumstances, Stratasys may provide certain post-service or post-employment benefits, compensation or protection to its executive officers, which helps it to attract, motivate and retain highly talented professionals globally for long-term leadership positions, and express recognition of such executive officers’ contribution to Stratasys during their tenure with the Company.

General: In determining whether to offer retirement or termination of service or employment arrangements, the Committee and Board may consider the circumstances surrounding such retirement or termination, the term of service or employment of the executive officer, his/her compensation package during such period, market practice in the relevant geographic location, Stratasys’ performance during such period and the executive officer’s contribution to Stratasys’ achieving its goals and maximizing its profits. For example, the Committee and the Board may, at their discretion, determine not to provide some or any post-service or post-employment benefits, compensation or protection, in the event of termination for “cause,” as defined in the applicable arrangement or plan document.

Post-service or employment benefits, compensation or protection: Executive officers’ post-service or employment benefits, compensation or protection, may include, without limitation, one or more of the following:

•             Advance notice: advance notice of termination for a certain period of time, not to exceed 12 months for CEO, and 6 months for other executive officers, during which an executive officer will be entitled to receive full compensation for service or employment and will be required to continue to perform his or her duties, unless otherwise determined by the Company.

•                  Release of severance amounts: release of severance amounts accumulated in an executive officer’s Pension Fund and/or Managers Insurance and/or Provident Fund (the “Funds”).

•                  Severance payment: a severance payment of up to the product of 200% of the last monthly base salary and the number of years of employment (less severance amounts accumulated in the Funds).

•                  Non-compete: up to 12 monthly base salaries (and for the CEO, 24 monthly base salaries) in consideration for the executive officer’s undertaking not to compete for at least one year following termination and in the case of the CEO two years. Payments shall cease and Stratasys may reclaim any amounts paid in this regard in the event of a breach of such undertaking (in addition to any other remedies available).

•                  Change of control: upon termination of service or employment by the Company without “cause” or by the executive officer for “good reason”, one year or less following a merger, a package of up to $1 million. Such “double-trigger” arrangements enable management to evaluate and support potential transactions that might be beneficial to shareholders even though the result would be a change of control of Stratasys, while attempting to alleviate any uncertainties in connection therewith. The limit set in this paragraph shall not apply in the context of payments that may be made pursuant to the negotiated terms of a merger or acquisition by the Company.

•                  Discretionary payment: for executive officers who have served at the Company for five years or more, in special circumstances determined by the Committee and the Board (which may be based on the recommendations of the CEO (with respect to executive officers other than the CEO)), a special one-time payment upon retirement or termination in an amount not to exceed 200% of the annual base salary, in acknowledgment of their special contribution to the Company and circumstances of retirement or termination, as determined by the Committee and the Board no earlier than a reasonable time prior to retirement or termination of their service or employment.

Committee and Board Discretion: The Committee and the Board may determine that any or all post-service or employment benefits, compensation or protection (as well as any portion thereof) will be granted in consideration for and/or conditioned upon or subject to the fulfillment of one or more conditions or undertakings (e.g., confidentiality and/or non-compete obligations).

Exceptional Matters: The above limitations shall not apply (a) if otherwise mandated by the labor law of the jurisdiction in which the executive officer is employed by the Company, or (b) in such cases that an executive officer has joined the Company by virtue of a corporate transaction such as an acquisition, merger or similar transaction, and the compensation of said officer is either based on past practice prior to the consummation of said transaction or has been set in connection with said transaction.

External and Internal Considerations

External benchmarks:

•                  Companies of similar size or financial characteristics in North America, Israel and Western Europe;

•                  Industry peers in North America, Israel and Western Europe;

•                      Companies in relevant geographic locations that compete with Stratasys for similar talent.

In addition, the Committee may collect data with respect to specific locations regarding certain compensation elements, as well as other published data, when appropriate, for comparable competencies. While the total compensation package for executive officers at Stratasys is generally targeted competitively with Stratasys’ peer group, individual compensation packages may vary as they are designed to be flexible so that compensation best reflects the individual’s experience, performance, and geographic location, and the business need to attract and retain specific talent.

Reasonableness within the Organization: In addition to external benchmarking, the Committee and the Board may periodically review relevant internal ratios between executive officers’ compensation and the compensation of all other employees, and specifically the average and median values of all other employees’ compensation, and its potential effect on the work relations within Stratasys. As a global company, with complex world-wide operations, Stratasys positions its executive officers’ compensation on a competitive scale commensurate with each executive officer’s role and responsibility. Where deemed appropriate by the Committee and the Board, the Committee and the Board may review internal ratios between executive officers and employees in relevant geographies as well.

Previous and existing compensation arrangements: When considering the compensation package of an executive officer, the Committee and the Board may consider the previous and existing compensation arrangements of such individual and his or her scope of responsibility.

General Discretion and Clawback

General Discretion: This policy is not intended and should not be interpreted as providing for the grant or creating an obligation on the part of the Company to grant any compensation to all or any particular executive officers or directors. Hence, the Committee and the Board may, at their sole discretion, approve compensation terms which are lower than the thresholds and benchmarks described herein.

Measurable Criteria: To the extent that the Israeli Companies Law requires the utilization of measurable criteria and considerations in a particular determination of compensation of an executive officer or director, any reference in this policy to “performance criteria” or to a similar expression that is relevant to the relevant compensation-related determination shall be deemed to refer to measurable performance criteria or considerations.

Reduction of variable compensation: The Committee and the Board have the right to reduce any variable compensation to be granted to an executive officer due to circumstances determined by the Committee and the Board.

Clawback: Stratasys’ executive officers are required to return any compensation paid to them on the basis of data included in financial statements that turned out to be erroneous and was subsequently restated, during the three year period following filing thereof with the U.S. Securities and Exchange Commission or such other regulatory authority to which the Company provides such financial information. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the executive officer has reclaimed or will reclaim such tax payments from the relevant tax authorities (in which case the executive officer will also be obligated to return such tax amounts).

Notwithstanding the foregoing, in the event that it is discovered that an executive officer engaged in conduct that resulted in a material inaccuracy in Stratasys’ financial statements or caused severe financial or reputational damage to the Company, or in the event that it is discovered that an executive officer breached confidentiality and/or non-compete obligations to Stratasys (as determined by the Committee and the Board), the Committee and the Board shall have broad remedial and disciplinary authority. Such disciplinary action or remedy would vary depending on the facts and circumstances, and may include, without limitation, (i) termination of employment, (ii) initiating an action for breach of fiduciary duty, and (iii) seeking reimbursement of performance-based or incentive compensation paid or awarded to the executive officer.

The Committee and the Board will determine applicable terms to enforce repayment of clawback amounts.

Directors’ Compensation

Objectives: Stratasys aims to attract and retain highly talented directors with the appropriate educational background, qualifications, skills, expertise, prior professional experience and achievements, by providing a competitive compensation program.

Elements: Directors’ compensation is comprised of the following elements:

•                  Annual fee

•                  Per-meeting fee

•                  Equity grant

Stratasys Chairman of the Board and Chairman of the Executive Committee of the Board, as well as any other directors that take on increased duties in the activities of the Company, may be paid increased annual fees, in lieu of or supplemental to the per-meeting fees, in recognition of the increased duties imposed on them, subject to statutory requirements.

In addition, Stratasys will reimburse or cover its directors for certain expenses (including travel expenses) incurred in attending Board and committee meetings or performing other services for Stratasys in their capacity as directors.

When considering directors’ compensation, the Committee and the Board may review benchmarking data with respect to compensation of a peer group defined by the Company. In addition to benchmarking, the Committee and the Board may review relevant internal ratios between directors’ compensation and the compensation of all other employees, and specifically the average and median values of all other employees’ compensation, as well as the potential effect on the work relations in Stratasys. The Committee and the Board may also consider directors’ previous and existing compensation arrangements, as well as changes in their scope of duties or responsibilities.

Statutory requirements: Regulations promulgated under the Israeli Companies Law set minimum and maximum amounts and other rules regarding compensation that may be paid to external directors and other designated independent directors. These regulations further provide that the compensation of these independent directors may be determined relative to that of other directors of the Company, as may be the case with Stratasys’ external directors and other designated independent directors.

Directors’ and Executive Officers’ Insurance, Indemnification and Exemption

Stratasys will exempt its directors and executive officers from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association, and will provide them with indemnification and release agreements providing for same. In addition, Stratasys’ directors and executive officers will be covered by Stratasys’ directors’ and officers’ liability insurance policies.

The Committee and the Board may review, from time to time, Stratasys’ indemnification and release agreements and its directors’ and officers’ liability insurance policies, in order to ascertain whether they provide appropriate coverage. However, the Committee and the Board will not be obligated to recommend amendments to the Company’s Articles of Association or to its indemnification and release agreements, nor shall they be required to recommend procurement of additional insurance for directors and executive officers.

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